As filed with the Securities and Exchange Commission on February 18, 2005
                                          Registration Statement No. 333-118001


==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                         RECKSON ASSOCIATES REALTY CORP.
             (Exact name of registrant as specified in its charter)


               Maryland                                 11-3233650
(State or other jurisdiction of incorporation         (I.R.S. employer
               or organization)                    identification number)

                              225 Broadhollow Road
                            Melville, New York 11747
                                 (631) 694-6900
    (Address, including zip code, and telephone number, including area code, of each registrant's principal executive office)


                                Scott H. Rechler
          Chairman of the Board, Chief Executive Officer and President
                         Reckson Associates Realty Corp.
                              225 Broadhollow Road
                            Melville, New York 11747
                                 (631) 694-6900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ----------------------
                                    Copy to:


                            Edward F. Petrosky, Esq.
                             J. Gerard Cummins, Esq.
                         Sidley Austin Brown & Wood LLP
                               787 Seventh Avenue
                            New York, New York 10019
                             ----------------------


         Approximate Date of Commencement of Proposed Sale to Public:
         From time to time after this Registration Statement becomes effective.
                             ----------------------

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




                         CALCULATION OF REGISTRATION FEE
=============================================================================================================
                                                              Proposed       Proposed
                                                              Maximum         Maximum
                                                             Aggregate       Aggregate        Amount of
            Title of Class of               Amount to be     Price per     Offering Price    Registration
       Securities to be Registered         Registered(1)      Share(2)           (2)          Fee (2)(3)
-------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share...     1,448,183        $31.24      $45,241,236.92      $5,325.00

=============================================================================================================



(1) This Registration Statement registers (i) the resale of 982,338 shares of common stock, par value $0.01 per share, of Reckson Associates Realty Corp. ("Reckson") and (ii) shares of common stock issuable if Reckson elects to issue shares of common stock to the holders of up to 465,845 class C common units in Reckson Operating Partnership, L.P. (the "Operating Partnership") upon the tender of such units for redemption. This Registration Statement also relates to the rights to purchase Series C junior participating preferred stock of Reckson which are attached to all shares of common stock pursuant to the terms of Reckson's Shareholder Rights Plan, dated as of October 13, 2000. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced by the certificates for the common stock and will be transferred with any such stock. Because no separate consideration is paid for the rights, the registration fee therefor is included in the fee for the common stock. This Registration Statement also relates to such additional shares of common stock as may be issued as a result of certain adjustments including, without limitation, stock dividends and stock splits.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices of Reckson's common stock on the New York Stock Exchange on February 14, 2005.

(3)   $1,651.00 was previously paid.

        Note: The initial Registration Statement was filed on behalf of Reckson and inadvertently on behalf of the Operating Partnership (File No. 333-118001-01), as co-registrant. As this Registration Statement relates solely to the securities of Reckson, this Amendment No. 1 to the Registration Statement is filed solely on behalf of Reckson and not also the Operating Partnership.


        The Registrant hereby amends this Registration Statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED FEBRUARY 18, 2005

PROSPECTUS


                               1,448,183 Shares


                        RECKSON ASSOCIATES REALTY CORP.

                                  Common Stock

                                ---------------


        This prospectus relates (i) to the offer and sale from time to time by the selling stockholders referred to in this prospectus of up to 982,338 shares of our common stock, $.01 par value per share, which may be offered in transactions on any national securities exchange or quotation service on which the common stock may be listed at the time of sale, in negotiated transactions or otherwise, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, without consideration, or by any other legally available means and (ii) to 465,845 shares of our common stock that may be issued to holders of up to 465,845 class C common units of limited partnership interest (the "Class C Units") in Reckson Operating Partnership, L.P. upon tender of those units for redemption. Reckson Operating Partnership, L.P. is the operating partnership through which we own our assets and conduct our business.

        The registration of the common stock on behalf of the selling stockholders does not necessarily mean that any of the common stock will be offered or sold by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the common stock and will pay all underwriting discounts and selling commissions, if any, applicable to any such sale. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

        We are registering the issuance of the 465,845 shares of common stock as required under the terms of a registration rights agreement entered into with 1055 Stamford Associates Limited Partnership, the initial holder of the Class C Units. The Class C Units were issued in connection with the contribution of property to the Operating Partnership in August 2003.The Class C Units are redeemable for cash or, at our election, shares of common stock. The registration of the common stock that may be issued to Class C unit holders does not necessarily mean that any holders of Class C Units will elect to redeem their Class C Units, or that we will elect to issue shares of common stock upon any such redemption. We will acquire Class C Units from the redeeming unit holders in exchange for any common stock that we issue.

        Our common stock is listed on the New York Stock Exchange under the symbol "RA." On February 14, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $31.24 per share. To assist us in maintaining our qualification as a real estate investment trust, or REIT, for federal income tax purposes, our charter imposes restrictions on the ownership of our common stock.

        The common stock may be sold by the selling stockholders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution" and "Selling Stockholders." The selling stockholders and any dealers, agents or underwriters which participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and any commission received by them and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.


        See "Risk Factors" beginning on page 2 of this prospectus for a description of risks that should be considered by purchasers of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



           The date of this prospectus is _____________ ____, 2005.

        You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or any prospectus supplement. If anyone provides you with different or additional information, you must not rely on it. This prospectus and any accompanying prospectus supplement are an offer to sell only the securities offered by these documents, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.


        Unless the context otherwise requires, when we say "we," "our," "us," "the Company" or "Reckson," we mean Reckson Associates Realty Corp. and its consolidated subsidiaries, including the Operating Partnership. When we say the "Operating Partnership," we mean Reckson Operating Partnership, L.P.

                                  RISK FACTORS

        This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed below. An investment in our common stock involves various risks.


Risks Related to a Redemption of Class C Units

        In addition to the risk factors set forth below under the heading "Risks Related to the Company," holders of Class C Units should carefully consider the following risks before redeeming Class C Units.

o If you redeem your Class C Units, you may incur adverse tax consequences and the nature of your investment will change


        You should carefully consider the tax consequences of redeeming your Class C Units. The exercise of your right to require the redemption of your Class C Units will be treated for tax purposes as a sale of your Class C Units. This sale will be fully taxable to you, and you will be treated as realizing for tax purposes an amount equal to the sum of the cash or the value of the common stock received in the exchange plus the amount of the liabilities of the Operating Partnership considered allocable to the redeemed Class C Units at the time of the redemption, including the Operating Partnership's share of the liabilities of certain entities in which the Operating Partnership owns an interest. Depending upon your particular circumstances, it is possible that the amount of gain recognized, or even the tax liability resulting from that gain, could exceed the amount of cash and the value of other property, e.g., the common stock, received upon the disposition. See "Redemption of Class C Units--Tax Consequences of Redemption" for more information on these tax consequences.

        The nature of your investment will change upon a redemption of your Class C Units. Unless we elect to assume and perform the Operating Partnership's obligation with respect to redeeming your Class C Units, you will receive cash on the specified redemption date from the Operating Partnership in an amount equal to the market value of the Class C Units to be redeemed. The specified redemption date is generally the tenth business day after we receive your notice of redemption. In lieu of the Operating Partnership acquiring the Class C Units for cash, we have the right to elect to acquire the Class C Units on the specified redemption date directly from you, in exchange for either cash or common stock, and upon acquiring the Class C Units, we will become the owner of your Class C Units. See "Redemption of Class C Units" for more information about our right to acquire your Class C Units for either cash or common stock when you redeem them. If you receive cash, you will no longer have any interest in the Operating Partnership or us, will not benefit from any subsequent increases in the price of our common stock and will not receive any future distributions from the Operating Partnership or us, unless you currently own, or acquire in the future, additional common stock or units. If you receive common stock, you will become a stockholder of the Company rather than a holder of Class C Units in the Operating Partnership. Although an investment in our common stock is substantially equivalent to an investment in units in the Operating Partnership, there are some differences between ownership of Class C Units and ownership of common stock. These differences, some of which may be material to you, are discussed in "Comparison of Ownership of Class C Units and Common Stock."


Risks Related to the Company


o We are dependent on the New York Tri-State area market due to limited geographic diversification and our financial results may suffer as a result of a decline in economic conditions in such area

        A decline in the economic conditions in the New York tri-state area (the "Tri-State Area") and for commercial real estate could adversely affect our business, financial condition and results of operations. All of our properties, except one office property located in Orlando, Florida, are located in the Tri-State Area, although our organizational documents do not restrict us from owning properties outside this area. Each of our five markets is located in New York City and the suburbs of New York City and may be similarly affected by economic changes in this area. A significant downturn in the financial services industry and related industries would likely have a negative effect on these markets and on the performance of our properties.

        The risk of terrorist attacks, particularly in New York City, may adversely affect the value of our New York City properties and our ability to generate cash flow. There may be a decrease in demand in metropolitan areas that are considered at risk for future terrorist attacks, and this decrease may reduce our revenues from property rentals.

o Debt servicing and refinancing, increases in interest rates and financial and other covenants could adversely affect our economic performance

        Dependence upon debt financing; risk of inability to service or refinance debt. In order to qualify as a real estate investment trust, or REIT, for federal income tax purposes, we are required to distribute at least 90% of our taxable income. As a result, we are more reliant on debt or equity financings than many other non-REIT companies that are able to retain more of their income.


        We are subject to the risks associated with debt financing. Our cash flow could be insufficient to meet required payments of principal and interest. We may not be able to refinance existing indebtedness, which in virtually all cases requires substantial principal payments at maturity, or the terms of such refinancing might not be as favorable as the terms of the existing indebtedness. As of September 30, 2004, the weighted average maturity of our existing indebtedness was approximately 6.2 years and our total existing indebtedness was approximately $1.5 billion. We also may not be able to refinance any indebtedness we incur in the future. Finally, we may not be able to obtain funds by selling assets or raising equity to make required payments on maturing indebtedness.

        Rising interest rates could adversely affect cash flow. We conduct all of our operations through, and serve as the sole general partner of, the Operating Partnership. Increases in interest rates could increase the Operating Partnership's interest expense, which could adversely affect its ability to service its indebtedness or to pay dividends to our stockholders. As of September 30, 2004, approximately 6.0% of our debt was variable rate debt and our total debt was approximately $1.5 billion. Outstanding advances under the Operating Partnership's credit facility bear interest at variable rates. In addition, we may incur indebtedness in the future that also bears interest at a variable rate.

        Covenants in our debt agreements could adversely affect our financial condition and our ability to make distributions. The Operating Partnership has an unsecured credit facility from JPMorgan Chase Bank, National Association, as Administrative Agent, which provides for a maximum borrowing amount of up to $500 million. The credit facility matures in August 2007, contains options for a one-year extension subject to a fee of 25 basis points and, upon receiving additional lender commitments, increasing the maximum revolving credit amount to $750 million. The ability of the Operating Partnership to borrow under the credit facility is subject to certain covenants, including covenants relating to limitations on unsecured and secured borrowings, minimum interest and fixed charge coverage ratios, a minimum equity value and a maximum dividend payout ratio. The credit facility also contains a financial covenant limiting the amount of cash distributions that we may pay to holders of our common stock during any fiscal quarter if they exceed, when added to all distributions paid during the three immediately preceding quarters, the greater of:

        o    90% of our funds from operations; and

        o the amounts required in order for us to continue to qualify as a REIT.


        We rely on borrowings under the Operating Partnership's credit facility to finance acquisition and development activities and for working capital purposes. Although the Operating Partnership presently is in compliance with the covenants under the credit facility, the Operating Partnership's ability to borrow under such facility is subject to continued compliance with the financial and other covenants contained therein. There is no assurance that the Operating Partnership will continue to be in compliance. If the Operating Partnership is unable to borrow under its credit facility, it could adversely affect our financial condition, including our ability to service our indebtedness or pay dividends to our stockholders.


        In addition, the mortgage loans which are secured by certain of our properties contain customary covenants, including covenants that require us to maintain property insurance in an amount equal to the replacement cost of the properties. In the event that we were unable to obtain such insurance, there can be no assurance that the lenders under our mortgage loans would not take the position that exclusions from our coverage for losses due to terrorist acts is a breach of a covenant which, if uncured, could allow the lenders to declare an event of default and accelerate repayment of the mortgage loans. Other outstanding debt instruments contain standard cross default provisions that would be triggered in the event of an acceleration of the mortgage loans. This matter could adversely affect our financial results and our ability to finance and/or refinance our properties or to buy or sell properties. Our current insurance coverage provides for full replacement cost of our properties, including for acts of terrorism up to $500 million on a per occurrence basis, except for one asset which is insured up to $393 million.

        The facility fee and interest rate payable under the terms of our credit facility is subject to change based upon changes in our credit ratings. Our senior unsecured debt is currently rated "BBB-" by Fitch Ratings, "BBB-" by Standard & Poor's and "Baa3" by Moody's Investors Service, Inc. As of September 30, 2004, based on a pricing grid of the Operating Partnership's unsecured debt ratings, borrowings under our credit facility were priced off LIBOR plus 90 basis points and our credit facility carried a facility fee of 20 basis points per annum. In the event of a change in the Operating Partnership's unsecured credit ratings, the interest rates and facility fee are subject to change. At September 30, 2004, the outstanding borrowings under our credit facility aggregated $90 million and carried a weighted average interest rate of 2.64%.

        No limitation on debt. Currently, we have a policy of incurring debt only if our Debt Ratio is 50% or less. As of September 30, 2004, our Debt Ratio was 36.2%. For these purposes, "Debt Ratio" is defined as the total debt of the Operating Partnership as a percentage of the market value of outstanding shares of common stock, including the conversion of outstanding partnership units in the Operating Partnership, the liquidation preference of our preferred stock and the liquidation preference of the preferred units of the Operating Partnership, excluding all units of general partnership owned by us, plus total debt (including our share of consolidated and unconsolidated joint venture debt and net of minority partners' share of consolidated joint venture debt). Under this policy, we could incur additional debt if our stock price increases, even if we may not have a corresponding increase in our ability to repay the debt. In addition, as of September 30, 2004, our debt-to-equity ratio was 1:1.76x. We calculated our debt-to-equity ratio by comparing the total debt of the Operating Partnership to the value of our outstanding common stock and the common units of limited partnership interest of the Operating Partnership (including its share of consolidated and unconsolidated joint venture debt and net of minority partners' share of consolidated joint venture debt), each based upon the market value of the common stock, and the liquidation preference of our preferred stock and the preferred units of limited partnership interest in the Operating Partnership, excluding all units of general partnership interest owned by us.


        As described above, our credit facility contains financial covenants which limit the ability of the Operating Partnership to incur additional indebtedness. However, our organizational documents do not contain any limitation on the amount of indebtedness we may incur. Accordingly, our Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for us to continue to qualify as a REIT. If this policy were changed, we could become more highly leveraged, resulting in higher interest payments that could adversely affect our ability to pay dividends to our stockholders and could increase the risk of default on the Operating Partnership's existing indebtedness.

o The value of our investments in loans to FrontLine Capital Group ("FrontLine") and in joint venture investments with Reckson Strategic Venture Partners LLC ("RSVP") may be subject to further loss


        During 1997, we formed Frontline, formerly Reckson Service Industries, Inc, and RSVP. RSVP is a real estate venture capital fund which invested primarily in real estate and real estate operating companies outside our core office and industrial/R&D focus and whose common equity is held indirectly by Frontline. In June 1998, in connection with the formation and spin-off of Frontline, the Operating Partnership established an unsecured credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for FrontLine to use in its investment activities, operations and other general corporate purposes. We have advanced approximately $93.4 million under the FrontLine Facility. In addition, in June 1998, the Operating Partnership approved the funding of investments of up to $100 million relating to RSVP (the "RSVP Commitment"), through RSVP-controlled joint ventures (for REIT-qualified investments) or advances made to FrontLine under an unsecured loan facility (the "RSVP Facility") having terms similar to the FrontLine Facility (advances made under the RSVP Facility and the FrontLine Facility are hereafter referred to as the "FrontLine Loans"). During March 2001, we increased the RSVP Commitment to $110 million and as of September 30, 2004, approximately $109.1 million had been funded through the RSVP Commitment, of which $59.8 million represents investments in RSVP-controlled (REIT-qualified) joint ventures and $49.3 million represents advances loaned to FrontLine. As of September 30, 2004, interest accrued (net of reserves) under the FrontLine Facility and RSVP Facility was approximately $19.6 million. We are the largest creditor of FrontLine. Scott Rechler, who serves as our Chief Executive Officer and President and as the Chairman of our Board of Directors, serves as the Chief Executive Officer and Chairman of the Board of Directors of Frontline and as its sole board member. Scott Rechler also serves as a member of the management committee of RSVP.


        A committee of our Board of Directors, comprised solely of independent directors, considers any actions to be taken by us in connection with the FrontLine Loans and its investments in joint ventures with RSVP. During the third quarter of 2001, we noted a significant deterioration in FrontLine's operations and financial condition and, based on our assessment of value and recoverability and considering the findings and recommendations of the committee and its financial advisor, we recorded a $163 million valuation reserve charge, inclusive of anticipated costs, in our consolidated statements of operations relating to our investments in the FrontLine Loans and joint ventures with RSVP. We have discontinued the accrual of interest income with respect to the FrontLine Loans. We have also reserved against our share of GAAP equity in earnings from the RSVP controlled joint ventures funded through the RSVP Commitment until such income is realized through cash distributions.


        At December 31, 2001, pursuant to Section 166 of the Internal Revenue Code of 1986, as amended (the "Code"), we charged off for tax purposes $70 million of the aforementioned reserve directly related to the FrontLine Facility, including accrued interest. On February 14, 2002, we charged off for tax purposes an additional $38 million of the reserve directly related to the FrontLine Facility, including accrued interest, and $47 million of the reserve directly related to the RSVP Facility, including accrued interest.


        FrontLine is in default under the FrontLine Loans and on June 12, 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

        In September 2003, RSVP completed the restructuring of its capital structure and management arrangements. In connection with the restructuring, RSVP redeemed the interest of the preferred equity holders of RSVP for an aggregate of approximately $137 million in cash and the transfer to the preferred equity holders of the assets that comprised RSVP's parking investment valued at approximately $28.5 million. RSVP also restructured its management arrangements whereby a management company formed by its former managing directors has been retained to manage RSVP pursuant to a management agreement and the employment contracts of the managing directors with RSVP have been terminated. The management agreement provides for an annual base management fee and disposition fees equal to 2% of the net proceeds received by RSVP on asset sales. (The base management fee and disposition fees are subject to a maximum over the term of the agreement of $7.5 million.) In addition, the managing directors retained a one-third residual interest in RSVP's assets, which is subordinated to the distribution of an aggregate amount of $75 million to RSVP and/or our company in respect of our joint ventures with RSVP.

The management agreement has a three-year term, subject to early termination in the event of the disposition of all of the assets of RSVP.


        In connection with the restructuring, RSVP and certain of its affiliates obtained a $60 million secured loan. In connection with this loan, the Operating Partnership agreed to indemnify the lender in respect of any environmental liabilities incurred with regard to RSVP's remaining assets in which the Operating Partnership has a joint venture interest (primarily certain student housing assets held by RSVP) and guaranteed the obligation of an affiliate of RSVP to the lender in an amount up to $6 million plus collection costs for any losses incurred by the lender as a result of certain acts of malfeasance on the part of RSVP and/or its affiliates. The loan is scheduled to mature in 2006 and is expected to be repaid from proceeds of asset sales by RSVP and/or a joint venture between RSVP and a subsidiary of the Operating Partnership.

        In August 2004, American Campus Communities, Inc. ("ACC"), a student housing company owned by RSVP and the joint venture between RSVP and a subsidiary of the Operating Partnership completed an initial public offering ("IPO") of its common stock. RSVP and the joint venture between RSVP and a subsidiary of the Operating Partnership sold its entire ownership position in ACC in connection with the IPO transaction. We, through our ownership position in the joint venture and outstanding advances made under the RSVP facility, anticipate realizing approximately $30 million in the aggregate from the sale. As of September 30, 2004, we had received approximately $10.6 million of such proceeds. The remaining amount is expected to be received subsequent to the United States Bankruptcy Court's approval of a plan of reorganization of FrontLine. There can be no assurances as to the final outcome of such plan of reorganization. Following the consummation of ACC's IPO, Scott H. Rechler became a member of the board of directors of ACC.

        As a result of the foregoing, the net carrying value of our investments in the FrontLine Loans and joint venture investments with RSVP, inclusive of our share of previously accrued GAAP equity in earnings on those investments, was approximately $55.2 million which was reassessed with no change by management as of September 30, 2004. Such amount has been reflected in investments in affiliate loans and joint ventures on our consolidated balance sheet.


o Our acquisition, development and construction activities could result in losses

        We intend to acquire existing office properties to the extent that suitable acquisitions can be made on advantageous terms. Acquisitions of commercial properties entail risks, such as the risks that we may not be in a position or have the opportunity in the future to make suitable property acquisitions on advantageous terms and that our investments will fail to perform as expected. Some of the properties that we acquire may require significant additional investment and upgrades and are subject to the risk that estimates of the cost of improvements to bring such properties up to standards established for the intended market position may prove inaccurate.

        We also intend to continue the selective development and construction of office properties in accordance with our development and underwriting policies as opportunities arise. Our development and construction activities include the risks that:


        o we may abandon development opportunities after expending resources to pursue development;

        o construction costs of a project may exceed our original estimates;

        o occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable;

        o financing may not be available to us on favorable terms for development of a property; and

        o we may not complete construction and lease-up on schedule, resulting in increased carrying costs to complete construction, construction costs and, in some instances, penalties owed to tenants with executed leases.


        Our development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. If any of the above events occur, our ability to pay dividends to our stockholders and service the Operating Partnership's indebtedness could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

o Adverse real estate market conditions, increases in operating expenses or capital expenditures, tenant defaults and uninsured losses could adversely affect our financial results

        Our properties' revenues and value may be adversely affected by a number of factors, including:


        o the national, state and local economic climate and real estate conditions, such as oversupply of or reduced demand for space and changes in market rental rates;

        o      the need to periodically renovate, repair and relet our space;

        o increasing operating costs, including real estate taxes and utilities, which may not be passed through to tenants;

        o defaults by our tenants or their failure to pay rent on a timely basis; and

        o      uninsured losses.


        A significant portion of our real estate investment expenses, such as mortgage payments, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a decrease in income from our properties. In addition, our real estate values and income from properties are also affected by our compliance with laws, including tax laws, interest rate levels and the availability of financing.

        We may suffer losses as a result of tenant bankruptcies. If any of our tenants files for protection from creditors under federal bankruptcy laws, such tenant generally has the right, subject to certain conditions, to reject its leases with us. In the event this occurs, we may not be able to readily lease the space or to lease it on equal or better terms.

        Because real estate investments are illiquid, we may not be able to sell properties when appropriate. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. In addition, provisions of the Code limit a REIT's ability to sell properties in some situations when it may be economically advantageous to do so, thereby adversely affecting returns to our stockholders.

        Competition in our markets is significant. The competition for tenants in the office and industrial markets in the Tri-State Area is significant and includes properties owned by other REITs, local privately-held companies, institutional investors and other owners. There is also significant competition for acquisitions in our markets from the same types of competitors. In addition, many users of industrial space in our markets own the buildings that they occupy.

        Increasing operating costs could adversely affect cash flow. Our properties are subject to operating risks common to commercial real estate, any and all of which may adversely affect occupancy or rental rates. Our properties are subject to increases in our operating expenses such as cleaning, electricity, heating, ventilation and air conditioning; elevator repair and maintenance; insurance and administrative costs; and other costs associated with security, landscaping, repairs and maintenance of our properties. As a result of the events of September 11, 2001, we are experiencing higher operating expenses due to significantly increased insurance costs and security measures. While our tenants generally are currently obligated to pay a portion of these costs, there is no assurance that tenants will agree to pay these costs upon renewal or that new tenants will agree to pay these costs initially. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without at the same time decreasing occupancy rates. While we have cost saving measures at each of our properties, if any of the above occurs, our ability to pay dividends to our stockholders and service our indebtedness could be adversely affected.


        Some potential losses are not covered by insurance; losses could result from terrorist acts. We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our properties. Six of our properties are located in New York City. As a result of the events of September 11, 2001, insurance companies were limiting coverage for acts of terrorism in all-risk policies. In November 2002, the Terrorism Risk Insurance Act of 2002 was signed into law which, among other things, requires insurance companies to offer coverage for losses resulting from defined "acts of terrorism" through 2005. Our current insurance coverage provides for full replacement cost of our properties, including for acts of terrorism up to $500 million on a per occurrence basis (except for one asset which is insured up to $393 million).


        Furthermore, losses arising from acts of war or relating to pollution are not generally insured because they are either uninsurable or not economically insurable. If an uninsured loss or a loss in excess of insured limits should occur, we could lose our capital invested in a property, as well as any future revenue from the property. We would remain obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect our business and financial condition and results of operations.

        Investments in mortgage debt could lead to losses. We may invest in mortgages secured by office or industrial properties. We may acquire the mortgaged properties through foreclosure proceedings or negotiated settlements. In addition to the risks associated with investments in commercial properties, investments in mortgage indebtedness present additional risks, including the risk that the fee owners of such properties may not make payments of interest on a current basis and we may not realize our anticipated return or sustain losses relating to the investments. Although we currently have no intention to originate mortgage loans as a significant part of our business, we may make loans to a seller in connection with our purchase of real estate. The underwriting criteria we would use for these loans would be based upon the credit and value of the underlying real estate.

o Property ownership through partnerships and joint ventures creates additional investment risks

        Partnership or joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our partners or co-venturer might become bankrupt, that our partners or co-venturer might at any time have different interests or goals than we do, and that our partners or co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither we nor our partner or co-venturer would have full control over the partnership or joint venture. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

        The following is a description of the significant joint ventures in which we are involved:

        Our joint venture in 919 Third Avenue, New York, New York, includes the risks that we cannot enter into large leases or refinance or dispose of the property in our discretion. On December 21, 2001, we formed a joint venture (the "919JV") with the New York State Teachers' Retirement Systems ("NYSTRS") whereby NYSTRS acquired a 49% indirect interest in the property located at 919 Third Avenue, New York, New York for

$220.5 million, which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash which was then distributed to us. We are responsible for managing the day-to-day operations and business affairs of the 919JV and have substantial rights in making decisions affecting the property such as developing a budget, leasing and marketing. We must obtain the consent of NYSTRS in order to make certain decisions, including a sale of the property, purchasing any additional property or entering into significant leases. NYSTRS has certain rights primarily intended to protect its investment. For purposes of our financial statements we consolidate the 919JV.


        Our joint venture in a portfolio of six office properties includes the risks that we cannot enter into large leases or refinance the properties in our discretion. In September 2000, we formed a joint venture (the "Tri-State JV") with Teachers Insurance and Annuity Association ("TIAA"). The Tri-State JV owns six Class A suburban office properties aggregating approximately 943,000 square feet. We are responsible for managing the day-to-day operations and business affairs of the Tri-State JV and have substantial rights in making decisions affecting the properties such as leasing, marketing and financing. TIAA has certain rights primarily intended to protect its investment. For purposes of our financial statements we consolidate the Tri-State JV.


        Our investment in the Omni includes the risks that we cannot refinance or dispose of the property in our sole discretion and we could have our general partnership interest converted into a limited partnership interest. The Operating Partnership owns a 60% general partner interest in Omni Partners, L.P. (the "Omni Partnership"), the partnership that owns the Omni, a 579,000 square foot office building located in our Nassau West Corporate Center office park. Odyssey Partners, L.P. ("Odyssey") and an affiliate of Odyssey own the remaining 40% interest. Through our partnership interest, we act as managing partner and have the sole authority to conduct the business and affairs of the Omni Partnership subject to the limitations set forth in the amended and restated agreement of limited partnership of the Omni Partnership (the "Omni Partnership Agreement"). These limitations include Odyssey's right to negotiate under certain circumstances a refinancing of the mortgage debt encumbering the Omni and the right to approve any sale of the Omni made on or before March 13, 2007 (the "Acquisition Date"). The Operating Partnership will continue to act as the sole managing partner of the Omni Partnership unless certain conditions specified in the Omni Partnership Agreement shall occur. Upon the occurrence of any of these conditions, the Operating Partnership's general partnership interest shall convert to a limited partnership interest and an affiliate of Odyssey shall be the sole managing partner, or, at the option of Odyssey, the Operating Partnership shall be a co-managing partner with an affiliate of Odyssey. In addition, on the Acquisition Date, the Operating Partnership will have the right to purchase Odyssey's interest in the Omni Partnership at a price (the "Option Price") based on 90% of its fair market value. If the Operating Partnership fails to exercise this option, Odyssey has the right to require the Operating Partnership to purchase Odyssey's interest in the Omni Partnership on the Acquisition Date at the Option Price. The Operating Partnership has the right to extend the Acquisition Date until March 13, 2012. The Option Price shall apply to the payment of all sums due under a loan made by the Operating Partnership in March 1997 to Odyssey in the amount of approximately $17 million. The Odyssey loan matures on the Acquisition Date, subject to the Operating Partnership's right to extend the Acquisition Date as set forth above, and is secured by a pledge of Odyssey's interest in the Omni Partnership.


        Our joint venture in an office building in Tarrytown, New York includes the risks that we cannot enter into large leases or refinance or dispose of the building in our discretion. We own a 60% non-controlling interest in a 172,000 square foot office building located at 520 White Plains Road in White Plains, New York (the "520JV"), which we manage. As of September 30, 2004, the 520JV had total assets of $20.7 million, a mortgage note payable of $11.5 million and other liabilities of $726,000. Our allocable share of the 520JV mortgage note payable is approximately $7.4 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005. The operating agreement of the 520JV requires approvals from members on certain decisions including sale of the property, refinancing of the property's mortgage debt and material renovations to the property.


o  Environmental problems are possible

        Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at a property. An owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in the property. These laws often impose such liability without regard to whether the owner knew of, or caused, the presence of the contaminants. Clean-up costs and the owner's liability generally are not limited under the enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of, or the failure to properly remediate, the substances may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the clean-up costs of the substances at a disposal or treatment facility, whether or not such facility is owned or operated by the person. Even if more than one person was responsible for the contamination, each person covered by the environmental laws may be held responsible for the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

        Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials ("ACMs"). These laws impose liability for release of ACMs into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, we may be considered an owner or operator of properties containing ACMs. Having arranged for the disposal or treatment of contaminants we may be potentially liable for removal, remediation and other costs, including governmental fines and injuries to persons and property.

        All of our office properties and all of our industrial properties have been subjected to a Phase I or similar environmental site assessment after April 1, 1994 that were completed by independent environmental consultant companies, except for the property located at 35 Pinelawn Road which was originally developed by us and subjected to a Phase I in April 1992. These Phase I or similar environmental site assessments involved general inspections without soil sampling, ground water analysis or radon testing and, for our properties constructed in 1978 or earlier, survey inspections to ascertain the existence of ACMs. These environmental site assessments have not revealed any environmental liability that we believe would have a material adverse effect on our business.

        Soil, sediment and groundwater contamination, consisting of volatile organic compounds and metals, has been identified at the property at 32 Windsor Place, Central Islip, New York. The contamination is associated with industrial activities conducted by a tenant at the property over a number of years. The contamination, which was identified through an environmental investigation conducted on our behalf, has been reported to the New York State Department of Environmental Conservation. We have notified the tenant of the findings and have demanded that the tenant take appropriate actions to fully investigate and remediate the contamination. Under applicable environmental laws, both the tenant and ourselves are liable for the cost of investigation and remediation. We do not believe that the cost of investigation and remediation will be material and we have recourse against the tenant. Management believes that the cost to address these environmental issues will not have a material adverse effect on our business, although there can be no assurance in this regard.

o  Failure to qualify as a REIT would be costly

        We have operated (and intend to operate) so as to qualify as a REIT under the Code beginning with our taxable year ended December 31, 1995. Although our management believes that we are organized and operated in a manner to so qualify, no assurance can be given that we will qualify or remain qualified as a REIT.

        If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce net earnings available to service indebtedness, make investments or pay dividends to stockholders because of the additional tax liability to us for the years involved. Also, we would not then be required to pay dividends to our stockholders.

o Tax consequences upon a sale or refinancing of properties may result in conflicts of interest for our directors and officers

        Holders of units of limited partnership interest of the Operating Partnership or co-owners of properties not owned entirely by us may suffer different and more adverse tax consequences than we will upon the sale or refinancing of our properties. We may have different objectives from these co-owners and holders of limited partnership units regarding the appropriate pricing and timing of any sale or refinancing of these properties. While we, as the sole general partner of the Operating Partnership, have the exclusive authority over whether and on what terms to sell or refinance each property owned solely by the Operating Partnership, our directors and officers who hold limited partnership units may seek to influence us not to sell or refinance the properties, even though such a sale might otherwise be financially advantageous to us, or may seek to influence us to refinance a property with a higher level of debt.

o New tax legislation reduces tax rates for dividends paid by non-REIT corporations

        Under legislation recently enacted, the maximum tax rate on dividends to individuals has generally been reduced from 38.6% to 15% (from January 1, 2003 through December 31, 2008). The reduction in rates on dividends is generally not applicable to dividends paid by a REIT except in limited circumstances. Although this legislation will not adversely affect the taxation of REITs or dividends paid by REITs, the favorable treatment of regular corporate dividends could cause investors who are individuals to consider stock of non-REIT corporations that pay dividends as relatively more attractive than stocks of REITs. It is not possible to predict whether such a change in perceived relative value will occur or what effect, if any, this legislation will have on the market price of our stock.

o Limits on ownership and changes in control may deter changes in management and third party acquisition proposals


        Ownership limit. To maintain our qualification as a REIT, five or fewer individuals (as defined in the Code, to include certain entities) may not own, directly or indirectly, more than 50% in value of our outstanding capital stock at any time during the last half of a taxable year (other than the first year). In order to protect against the risk of losing REIT status, our charter limits ownership of our issued and outstanding common stock by any single stockholder to 9.0% of the lesser of the number or value of the outstanding shares of common stock. See "Restrictions on Ownership of Capital Stock" and "Description of Common Stock--Restrictions on Ownership." These provisions may delay, defer or prevent a change in control in our company or other transaction by a third party without the consent of the Board of Directors even if a change in control were in the best interests of our stockholders.


        Supermajority Vote for Removal of Directors. In our charter, we have opted into a provision of the Maryland General Corporation Law (the "MGCL") requiring a vote of two-thirds of the common stock to remove one or more directors.

        Majority of Votes Required to Call Special Meetings of Stockholders. Our bylaws provide that a special meeting of stockholders need only be called if requested by holders of the majority of votes eligible to be cast at such meeting.

        Future issuances of common stock. Our charter authorizes the Board of Directors to issue additional shares of common stock without stockholder approval. We also may issue shares of common stock in exchange for limited partnership units pursuant to the Operating Partnership's partnership agreement.


        Our charter permits the issuance of preferred stock which could delay, defer or prevent a change in control. Our charter authorizes the Board of Directors to issue up to 25 million shares of preferred stock, to reclassify unissued shares of capital stock, and to establish the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption for each class or series of any capital stock issued.


        In October 2000, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan") designed to protect our stockholders from various abusive takeover tactics, including attempts to acquire control at an inadequate price, depriving stockholders of the full value of their investment. The Rights Plan is designed to allow the Board of Directors to secure the best available transaction for all of our stockholders. The Rights Plan was not adopted in response to any known effort to acquire control of our company.

        Under the Rights Plan, each of our stockholders received a dividend of one Right for each share of our outstanding common stock owned. The Rights are exercisable only if a person or group acquires, or announces their intent to acquire, 15% or more of our common stock, or announces a tender offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of junior participating preferred stock of our company at an initial exercise price of $84.44.

        If any person acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, then all Rights holders except the acquiring person are entitled to purchase our common stock at a price discounted from the then market price. If we are acquired in a merger after such an acquisition, all Rights holders except the acquiring person are also entitled to purchase stock in the buyer at a discount in accordance with the Rights Plan.

        Limitations on acquisition of and changes in control pursuant to Maryland law. The MGCL contains provisions, referred to as the "control share acquisition statute," which eliminate the voting rights of shares acquired in a Maryland corporation in quantities so as to constitute "control shares," as defined under the MGCL. The MGCL also contains provisions, referred to as the "business combination statute," which generally limit business combinations between a Maryland corporation and any 10% owners of the corporation's stock or any affiliate thereof. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then-prevailing market price. As permitted by the MGCL, our bylaws contain a provision exempting any and all acquisitions by any person of shares of our capital stock from the control share acquisition statute. In addition, the Board of Directors has approved our opting out of the "business combination statute."

o The market value of securities could decrease in the event we do not maintain our current dividend rate and also as a result of our performance and market perception


        Effect of earnings and cash dividends. The market value of the equity securities of a REIT may be based primarily upon the market's perception of the REIT's growth potential and its current and future cash dividends, and may be secondarily based upon the real estate market value of the underlying assets. During 2003, we operated our business within a weakened market for office leasing resulting from the economic recession. We have experienced weakened rental rates and higher vacancy rates for our properties, which has resulted in lower operating income. In addition, during this period we have incurred significant leasing costs as a result of increased market demands from tenants and high levels of leasing transactions that result from the re-tenanting of scheduled expirations or early terminations of leases. We have recently experienced high tenanting costs including tenant improvement costs, leasing commissions and free rent in all of our markets. For the nine month period ended September 30, 2004, we paid $34.4 million for tenanting costs including tenant improvement costs and leasing commissions. As a result of these and/or other operating factors mentioned above, our cash flow from operating activities has not been sufficient to cover 100% of the quarterly dividends payable on our common stock. To meet the short-term funding requirements relating to these leasing costs, we have used proceeds of property sales or borrowings under our credit facility. Based on our forecasted leasing, we anticipate incurring similar shortfalls. We currently intend to fund any shortfalls with proceeds from non-income producing asset sales or borrowings under our credit facility. Our ability to increase operating cash flow and eliminate these shortfalls is dependent upon improved market conditions, including higher occupancy rates, increased rental rates and lower tenant costs. We periodically review our dividend policy to determine the appropriateness of our dividend rate relative to our expected cash flows. We adjust our dividend rate based on such factors as leasing activity, market conditions and forecasted increases and decreases in our cash flow as well as required distributions of taxable income to maintain REIT status. There can be no assurance that we will maintain the current quarterly distribution level on our common stock or on the common units of limited partnership interest in the Operating Partnership.


        Adverse impact of rising interest rates. One factor which influences the price of securities is the dividend or interest rate on the securities relative to market interest rates. Rising interest rates may lead potential buyers of our equity securities to expect a higher dividend rate, which would adversely affect the market price of the securities. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the ability of the Operating Partnership to service its indebtedness.

o We may be adversely affected by litigation relating to the disposition of our Long Island industrial building portfolio


        In November 2003, we disposed of all but three of our 95 property, 5.9 million square foot, Long Island industrial building portfolio to members of the Rechler family (the "Disposition") for approximately $315.5 million, comprised of $225.1 million in cash and debt assumption and 3,932,111 Class A common units of limited partnership interest of the Operating Partnership valued at approximately $90.4 million. Approximately $204 million of cash sales proceeds from the Disposition were used to repay borrowings under our credit facility. In addition, in April 2004, we completed the sale of two of the remaining three properties from the Disposition for approximately $5.8 million. Proceeds from the sale were used to establish an escrow account with a qualified intermediary for a future exchange of real property pursuant to Section 1031 of the Code. There can be no assurances that we will meet the requirements of Section 1031 by identifying and acquiring qualified replacement properties in the required time frame, in which case we would incur the tax liability of approximately $1.5 million on the capital gain realized. The disposition of the other industrial property, which is subject to certain environmental issues (see "Risk Factors--Environmental problems are possible" above), was conditioned upon the approval of the buyer's lender, which was not obtained. As a result, we will not dispose of this property as part of the Disposition. We believe that the cost to remediate the environmental issues will not have a material adverse effect on us, but there can be no assurance in this regard.

        In addition, in connection with the Disposition four of the five remaining options granted to us at the time of our initial public offering ("IPO") to purchase interests in properties owned by Rechler family members (including three properties in which the Rechler family members hold non-controlling interests and one industrial property) were terminated along with our management contracts relating to three of such properties. In return we received an aggregate payment from the Rechler family members of $972,000. Rechler family members have also agreed to extend the term of the remaining option on the property located at 225 Broadhollow Road, Melville, New York (our current headquarters) for five years and to release us from approximately 15,500 square feet under our lease at this property. In connection with the restructuring of the remaining option the Rechler family members paid us $1 million in return for our agreement not to exercise the option during the next three years. As part of the agreement, the exercise price of the option payable by us was increased by $1 million. Also, in exchange for the right to terminate our existing lease at 225 Broadhollow Road eighteen months early, we amended the terms of our option to acquire such property by providing certain Rechler family members with customary tax protection in the event we were to acquire the property and then dispose of it within five years. This amendment was negotiated and approved by our independent directors.


        A number of stockholder derivative actions have been commenced purportedly on behalf of the Company against the Board of Directors relating to the Disposition. The complaints allege, among other things, that the process by which the directors agreed to the transaction was not sufficiently independent of the Rechler family and did not involve a "market check" or third-party auction process and, as a result, was not for adequate consideration. The plaintiffs seek similar relief, including a declaration that the directors violated their fiduciary duties and damages. Such actions could lead to settlements, rescission of the transaction, civil damages or other litigation costs that could adversely affect our business.

                        CAUTIONARY STATEMENTS CONCERNING
                           FORWARD-LOOKING INFORMATION

        Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company are described above under "Risk Factors." These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein. Our actual results may differ significantly from the results discussed in the forward-looking statements.

                              AVAILABLE INFORMATION

        We are subject to the informational requirements of the Exchange Act, and in accordance therewith file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "Commission"). These reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. You may access the Commission's website at http://www.sec.gov. These materials can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the exchange on which our common stock is listed.

        We have filed with the Commission a registration statement on Form S-3 under the Securities Act, with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information regarding us and the common stock, reference is made to the registration statement, including the exhibits filed as a part thereof, and the documents incorporated by reference in this prospectus. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each contract, agreement or other document filed as an exhibit to the registration statement or to an Exchange Act report, reference is made to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by reference thereto. Copies of the registration statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below (other than information in such documents that is deemed not to be filed), which we have previously filed with the Commission and are considered a part of this prospectus, and any future filings made with the Commission prior to the termination of this offering under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. These filings contain important information about us.


   Commission Filings (File No. 1-13762)                Period
---------------------------------------------- ----------------------------

Annual Report on Form 10-K                     Year ended December 31, 2003
Quarterly Reports on Form 10-Q                 Quarters ended March 31, 2004,
                                               June 30, 2004 and September 30,
                                               2004
Current Reports on Form 8-K                    Filed January 16, 2004, January
                                               21, 2004, March 12, 2004, August
                                               12, 2004, September 20, 2004,
                                               November 15, 2004, December
                                               14, 2004 and December 29, 2004
Registration Statement on Form 8-A             Filed May 9, 1995 (as amended)
Registration Statement on Form 8-A             Filed April 9, 1998
Definitive Proxy Statement on Schedule 14A     Filed April 13, 2004



        We will provide a copy of any or all of these documents (exclusive of exhibits unless the exhibits are specifically incorporated by reference therein), without charge, to each person to whom this prospectus is delivered, upon written or oral request to Reckson Associates Realty Corp., 225 Broadhollow Road, Melville, New York 11747, Attn: Susan McGuire, Investor Relations, telephone number (631) 694-6900. You may also obtain copies of these documents, at no cost, by accessing our website at http://www.reckson.com; however, the information on our website is not considered part of this prospectus or any accompanying prospectus supplement.

                      RECKSON AND THE OPERATING PARTNERSHIP


        We are a self-administered and self-managed real estate investment trust, or REIT, organized under the laws of Maryland. We are engaged in the business of owning, developing, re-positioning, acquiring, constructing, managing and leasing primarily Class A office properties in the Tri-State Area. We own all of our interests in our real properties, directly or indirectly, through the Operating Partnership. We are the sole general partner of the Operating Partnership and, as of September 30, 2004, owned approximately 95.7% of the Operating Partnership's outstanding common units of limited partnership interest.


        Based on industry surveys, we believe that we are one of the largest owners and managers of Class A office properties in the Tri-State Area. When we refer to Class A office buildings in this prospectus, we mean well maintained, high quality buildings that achieve rental rates that are at the higher end of the range of rental rates for office properties in the particular market.


        As of September 30, 2004, we owned and controlled, directly or indirectly, 86 properties encompassing approximately 15.7 million rentable square feet, all of which we manage. Our properties consist of 78 Class A office properties encompassing approximately 14.8 million rentable square feet and eight industrial/R&D properties encompassing approximately 863,000 rentable square feet. We also own a 355,000 square foot office building in Orlando, Florida. As of September 30, 2004, we also owned approximately 313 acres of land in 12 separate parcels on which we can, based on current estimates, develop approximately 3.0 million square feet of office space. We are currently evaluating alternative land uses for certain of the land holdings to realize the highest economic value. These alternatives may include rezoning certain land parcels from commercial to residential use for potential disposition.

        Our executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and our telephone number at that location is (631) 694-6900. At September 30, 2004, we had approximately 290 employees.

                                 USE OF PROCEEDS


        We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will also not receive any cash proceeds from the issuance to a redeeming Class C unit holder of the common stock offered by this prospectus , but will acquire Class C Units in the Operating Partnership in exchange for any shares of common stock that we may issue to a unit holder upon tender of their Class C Units for redemption. Any Class C Units acquired by us pursuant to a unit holder's redemption shall automatically be converted into an equal number of common units of limited partnership interest in the Operating Partnership.


                           REDEMPTION OF CLASS C UNITS


        When we say "you," without any further specification, throughout this section entitled "Redemption of Class C Units," we mean the holders of Class C Units that were issued in connection with our acquisition on August 7, 2003 of the property located at 1055 Washington Boulevard, Stamford Connecticut.


        You have the right to have your Class C Units redeemed in whole or in part by the Operating Partnership for cash equal to the fair market value, at the time of redemption, of one share of common stock of Reckson for each unit redeemed. We have the right to issue you one share of common stock for each unit tendered instead of paying the cash redemption amount. You may tender Class C Units for redemption only in compliance with the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of June 2, 1995, as amended, and our charter on ownership of shares of our common stock. We refer to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended, as the "Partnership Agreement."

        You may exercise the right to redeem your Class C Units by providing a notice of redemption, substantially in the form attached as an exhibit to the Partnership Agreement, to the Operating Partnership, with a copy to us. Unless we elect to purchase the Class C Units from a redeeming holder, as described below, you will receive cash on the specified redemption date from the Operating Partnership in an amount equal to the market value of the Class C Units to be redeemed, as described above. The "specified redemption date" with respect to your Class C Units will generally be the tenth business day after we receive your notice of redemption.

        When we say "business day," we mean a day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. The market value of a unit for the purpose of redemption will be equal to the average of the closing trading prices of our common stock on the New York Stock Exchange for the ten trading days before the day on which we received the notice of redemption or, if that day is not a business day, the first business day after that day.

        Instead of the Operating Partnership acquiring the Class C Units for cash, we have the right to acquire the Class C Units on the specified redemption date directly from you, in exchange for either the market value of the Class C Units in cash or for shares of common stock. If we acquire the Class C Units, we will become their owner. In either case, acquisition of the Class C Units by us will be treated as a sale of the Class C Units by you to us for federal income tax purposes. See "--Tax Consequences of Redemption--Tax Treatment of Redemption of Class C Units" for information about the tax consequences to you of redeeming your Class C Units.

        If we determine to acquire the Class C Units in exchange for shares of common stock, the total number of shares of common stock to be paid to you will be equal to the product of the number of Class C Units times the conversion factor, which is 1.0 as of the date of this prospectus. The conversion factor is subject to adjustment if we pay a dividend in shares of common stock, subdivide or reclassify our outstanding shares of common stock into a greater number of shares, or combine or reclassify our outstanding shares of common stock into a smaller number of shares. We currently anticipate that we generally will elect to acquire directly Class C Units tendered for redemption and to issue shares of common stock in exchange for the Class C Units rather than pay cash, but we will decide whether to pay cash or issue shares of common stock upon redemption of Class C Units when Class C Units are tendered for redemption.

        When you tender Class C Units for redemption, your right to receive distributions on the Class C Units redeemed or exchanged will cease, unless the record date for a distribution was a date before the specified redemption date. You must tender for redemption at least 1,000 Class C Units at a time, or all of your remaining Class C Units if you own less than 1,000 Class C Units. No redemption or exchange can occur if delivery of shares of common stock on the specified redemption date to the unit holder seeking redemption would be prohibited under our charter.

Registration Rights


        Under the registration rights agreement between us and the Class C Unit holders named in the agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part, we are obligated to file a registration statement registering the shares of common stock for which Class C Units may be redeemed. The registration rights agreement provides that we will pay all expenses of registering the shares. The agreement also provides that the holders of the shares will pay any brokerage and underwriting commissions, any taxes including, without limitation, transfer or stamp taxes, relating to the sale or disposition of the shares by the holders, and any legal, accounting and other expenses incurred by the holders.


Tax Consequences of Redemption

        The following discussion summarizes the material federal income tax considerations that may be relevant to a unit holder who tenders his or her Class C Units for redemption. This discussion only applies to unit holders that provide an affidavit to the Operating Partnership, at the time their Class C Units are tendered, stating that the unit holder is not a foreign person and stating the unit holder's taxpayer identification number.

        You should consult your tax advisors regarding the tax consequences to you of redeeming or exchanging your Class C Units, including the federal, state, local and foreign tax consequences of redeeming or exchanging Class C Units in your particular circumstances and potential changes in applicable laws.

    Tax Treatment of Redemption of Class C Units

        If we assume and perform the redemption obligation, the Partnership Agreement provides that the redemption will be treated by us, the Operating Partnership and the redeeming unit holder as a sale of Class C Units by the redeeming unit holder to us at the time the Class C Units are redeemed. This sale will be fully taxable to the redeeming unit holder, and the redeeming unit holder will recognize gain or loss based on the difference between the amount realized by the unit holder and the unit holder's tax basis in the Class C Unit sold. The determination of the amount of gain or loss is discussed more fully under "--Tax Treatment of Disposition of Class C Units by Unit Holders Generally" below. In determining gain or loss, the redeeming unit holder will be treated as realizing for tax purposes an amount equal to the sum of:

          o the cash or the value of the common stock received in the exchange; plus

          o the reduction in the redeeming unit holder's share of Operating Partnership liabilities resulting from the sale (generally the amount of such liabilities allocable to the redeemed Class C Units).

        The amount of Operating Partnership liabilities considered in this calculation will include, in addition to the Operating Partnership's direct liabilities, the Operating Partnership's share of the liabilities of certain entities in which the Operating Partnership owns an interest.

        If we do not elect to assume the obligation to redeem a unit holder's Class C Units, the Operating Partnership will redeem the Class C Units for cash. If the Operating Partnership redeems Class C Units for cash that we contribute to the Operating Partnership for that purpose, the redemption likely would be treated for tax purposes as a sale of the Class C Units to us in a fully taxable transaction, although this is not certain. If the redemption is treated that way for tax purposes, the redeeming unit holder would be treated as realizing an amount equal to the sum of:

        o   the cash received in the exchange; plus

        o the reduction in the unit holder's share of Operating Partnership liabilities.

        If, instead, the Operating Partnership chooses to redeem Class C Units for cash that is not contributed by us for that purpose, the tax consequences would be the same as described in the previous paragraph with the following exceptions. If the Operating Partnership redeems less than all of the unit holder's Class C Units, the unit holder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the amount he or she would be treated as receiving, as described above, exceeded his or her adjusted basis in all of his or her Class C Units (not just those Class C Units redeemed) immediately before the redemption. In addition, to the extent that the redemption results in a reduction of a unit holder's share of "unrealized receivables" of the Operating Partnership, as defined in Section 751 of the Code, the unit holder may recognize gain or loss pursuant to Section 751(b) of the Code based on the difference between the value and tax basis of those unrealized receivables.

    Potential Application of Disguised Sale Regulations to a Redemption of Class C Units

        A redemption of Class C Units may cause the original transfer of property to the Operating Partnership in exchange for Class C Units to be treated as a "disguised sale" of property. The Code and the Treasury regulations under the Code generally provide that a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration from the partnership to the partner, including the partnership's assumption of a liability or taking the property subject to a liability, may be treated as a sale, in whole or in part, of the property by the partner to the partnership. Further, the Treasury regulations provide generally that, in the absence of an applicable exception, if a partnership transfers money or other consideration to a partner within two years after the partner contributed property to the partnership, the transactions will be presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Treasury regulations also provide that if two years have passed between the time when the partner contributed property to the partnership and the time when the partnership transferred money or other consideration to the partner, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

        Accordingly, if the Operating Partnership redeems Class C Units, the Internal Revenue Service (the "IRS") could contend that the redemption should be treated as a disguised sale because the redeeming unit holder will receive cash or shares of common stock after having contributed property to the Operating Partnership. If the IRS took that position successfully, the issuance of the Class C Units in exchange for the contributed property could be taxable as a disguised sale under the Treasury regulations.

    Tax Treatment of Disposition of Class C Units by Unit Holders Generally

        Where a unit holder redeems Class C Units in a manner that is treated as a sale, the amount and character of the unit holder's gain or loss will depend on whether any of the amount realized on the sale is attributable to the unit holder's share of "unrealized receivables" of the Operating Partnership.

        If none of the amount realized from a sale is attributable to the unit holder's share of "unrealized receivables," then the unit holder will have capital gain or loss from the sale based on the difference between:

        o   the amount realized for tax purposes; and

        o   the unit holder's tax basis in the Class C Units sold.

        See "--Basis of Class C Units" below for information about the tax basis of Class C Units.

        The "amount realized" for tax purposes will be the sum of:

        o the cash and fair market value of other property received by the unit holder, including any shares of common stock; plus

        o the reduction in the unit holder's share of Operating Partnership liabilities resulting from the sale (generally the portion of the Operating Partnership's liabilities allocable to the Class C Units sold).

        The amount of Operating Partnership liabilities considered in this calculation will include, in addition to the Operating Partnership's direct liabilities, the Operating Partnership's share of the liabilities of certain entities in which the Operating Partnership owns an interest.

        A selling unit holder will recognize gain to the extent that the amount he or she realizes in the sale exceeds his or her basis in the Class C Units sold. It is possible that the amount of gain recognized or even the tax liability resulting from the gain could exceed the amount of cash and the value of any other property, including shares of common stock, received in exchange for the Class C Units.

        If part of the amount realized from the sale of Class C Units is attributable to the unit holder's share of "unrealized receivables," then:

the unit holder will have ordinary income or loss from the sale based on the difference between:

        o the amount realized attributable to the unit holder's share of unrealized receivables; and

        o the amount of the unit holder's tax basis in the Class C Units attributable to the unit holder's share of unrealized receivables; and

the unit holder will have capital gain or loss from the sale based on the difference between:

        o      the remaining amount realized from the Class C Units, and

        o      the remaining basis in the Class C Units sold.

        Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a unit.

        For non-corporate holders, the maximum rate of tax on the net capital gain from the sale or exchange of a capital asset prior to January 1, 2009 is generally 15% where the asset is held for more than one year. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than one year is 25% to the extent of the prior deductions for depreciation that are not otherwise recaptured as ordinary income under the existing depreciation recapture rules.

        The IRS has the authority to issue regulations that apply the 15% and 25% rates, in the case of a sale or exchange of an interest in a partnership (such as the Operating Partnership), to any net gain resulting from the sale or exchange based on the character of the partnership's underlying assets. Regulations issued under this authority provide that the net gain from the sale or exchange of a partnership interest is subject to the 25% rate to the extent that such net gain is attributable to the partner's share of unrecaptured depreciation. If the IRS does not issue additional regulations of this type, then the rate of tax that would apply to any gain from the sale or exchange of

Class C Units held by a non-corporate holder (other than gain subject to Section 751 of the Code or attributable to unrecaptured depreciation) would qualify for the 15% rate provided the Class C Units were held for more than one year. The IRS could, however, issue regulations under which the rate of tax that applies to the gain from the sale or exchange of Class C Units by a non-corporate holder would depend on how long the partnership held its underlying assets. Moreover, if the IRS adopts regulations of this kind, they might apply retroactively.

        In the case of a cash redemption of Class C Units by the Operating Partnership (as opposed to a sale or exchange of Class C Units) the net gain (other than gain subject to Section 751 of the Code) would qualify for the 15% rate provided the Class C Units were held for more than one year.

    Basis of Class C Units

        In general, a unit holder who received Class C Units in exchange for contributing property to the partnership has an initial tax basis in the Class C Units equal to his or her basis in the contributed property. A unit holder's initial basis in his or her Class C Units generally is increased by:

        o his or her share of the Operating Partnership's taxable and tax-exempt income;

        o increases in his or her share of the Operating Partnership's liabilities, including the Operating Partnership's share of the liabilities of certain entities in which the Operating Partnership owns an interest;

        o any gain recognized under Section 737 of the Code by the unit holder due to the receipt of a distribution from the Operating Partnership of property within seven years after the unit holder contributed property to the Operating Partnership; and

        o any gain recognized under Section 704(c)(1)(B) of the Code by the unit holder due to the distribution by the Operating Partnership of property contributed by the unit holder, within seven years after the contribution, to another unit holder.

        Generally, a unit holder's initial basis in his or her Class C Units is decreased by:

        o      his or her share of distributions from the Operating
               Partnership;

        o decreases in his or her share of the Operating Partnership's liabilities, including the Operating Partnership's share of the liabilities of some entities in which the Operating Partnership owns an interest;

        o      his or her share of the Operating Partnership's losses;

        o any loss recognized under Section 704(c)(1)(B) of the Code by the unit holder due to the distribution by the Operating Partnership of property contributed by the unit holder, within seven years after the contribution, to another unit holder; and

        o his or her share of the Operating Partnership's nondeductible expenditures that are not chargeable to capital.

        However, a unit holder's tax basis will not decrease below zero.

                          DESCRIPTION OF COMMON STOCK

General


        Our charter provides that we may issue up to 100 million shares of common stock, $.01 par value per share. In addition, common units of limited partnership interest in the Operating Partnership may be redeemed for cash or, at our option, exchanged for our common stock on a one-for-one basis. As of January 3, 2005 there were 80,881,679 shares of common stock and 3,316,256 common units of limited partnership interest (including 465,845 Class C Units which are substantially identical to the common units except in respect of distributions, but excluding common units owned by the Company) outstanding.


        All shares of common stock offered hereby have been duly authorized and will be fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of our charter regarding Excess Stock (as defined under "Restrictions on Ownership of Capital Stock"), holders of shares of common stock offered hereby will be entitled to receive distributions on the stock if, as and when authorized and declared by our Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to our common stockholders in the event of liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

        Subject to the provisions of our charter regarding Excess Stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of these shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

        Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any other securities. Subject to the provisions of our charter regarding Excess Stock, shares of common stock will have equal dividend, liquidation and other rights.

Certain Provisions of our Charter

        Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter does not provide for a lesser percentage in these situations.

        Our charter authorizes the Board of Directors to reclassify any unissued shares of common stock into other classes or series of classes of capital stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

        Prospective investors should review the section captioned "Risk Factors--Limits on ownership and changes in control may deter changes in management and third party acquisition proposals."

Restrictions on Ownership

        In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of a taxable year and the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, the Board of Directors has adopted, and the stockholders prior to the IPO approved, a provision in our charter restricting the ownership or acquisition of shares of our common stock and preferred stock. See "Restrictions on Ownership of Capital Stock."

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.


                   RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

Excess Stock

        Our charter provides that we may issue up to 75 million shares of excess stock, par value $.01 per share ("Excess Stock"). For a description of Excess Stock, see "--Restrictions on Ownership" below.

Restrictions on Ownership


        In order for us to qualify as a REIT under the Code, among other things, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) at any time during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"), and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. Pursuant to the Code, stock held by certain types of entities, pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, partnerships, trusts and corporations, will be attributed to the beneficial owners of the entities for purposes of the Five or Fewer Requirement (i.e., the beneficial owners of the entities will be counted as stockholders of the Company).

        In order to protect us against the risk of losing our status as a REIT due to a concentration of ownership among stockholders, our charter, subject to certain exceptions, provides that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0% (the "Ownership Limit") of the aggregate number or value of our outstanding shares of common stock. We may also impose limitations on the ownership of preferred stock. Any transfer of shares of stock that would result in a violation of the Ownership Limit or that would result in disqualification as a REIT, including any transfer that results in shares of capital stock being owned by fewer than 100 persons or results in us being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to the Board of Directors and tax counsel is presented that the changes in ownership will not then or in the future jeopardize our REIT status and the Board of Directors otherwise decides that waiving the Ownership Limit is in our best interests. In addition, in the case of requests for waivers of the Ownership Limit by Persons (as defined in our charter) that are not individuals or treated as individuals under the Code, the Board of Directors is required to waive the Ownership Limit if evidence satisfactory to the Board and its tax counsel is presented that, as a result of the requested waiver, no individual through its ownership interest in the Person will own in excess of the Ownership Limit.


        Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be converted into shares of Excess Stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in

Section 170(b)(1)(A) and 170(c) of the Code (the "Charitable Beneficiary"). The trustee of the trust will be deemed to own the Excess Stock for the benefit of the Charitable Beneficiary on the date of the violative transfer to the original transferee-stockholder. Any dividend or distribution paid to the original transferee-stockholder of Excess Stock prior to our discovery that capital stock has been transferred in violation of the provisions of our charter shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void ab initio with respect to the original transferee-stockholder and shall instead be paid to the trustee of the trust for the benefit of the Charitable Beneficiary. Any vote cast by an original transferee-stockholder of shares of capital stock constituting Excess Stock prior to the discovery by us that shares of capital stock have been transferred in violation of the provisions of our charter shall be rescinded as void ab initio. While the Excess Stock is held in trust, the original transferee-stockholder will be deemed to have given an irrevocable proxy to the trustee to vote the capital stock for the benefit of the Charitable Beneficiary. The trustee of the trust may transfer the interest in the trust representing the Excess Stock to any person whose ownership of the shares of capital stock converted into Excess Stock would be permitted under the Ownership Limit. If the transfer is made, the interest of the Charitable Beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee-stockholder and to the Charitable Beneficiary as described herein. The original transferee-stockholder shall receive the lesser of (1) the price paid by the original transferee-stockholder for the shares of capital stock that were converted into Excess Stock or, if the original transferee-stockholder did not give value for the shares (e.g., the stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which the shares of capital stock were converted for the ten trading days immediately preceding the sale or gift, and (2) the price received by the trustee from the sale or other disposition of the Excess Stock held in trust. The trustee may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-stockholder shall be paid by the trustee to the Charitable Beneficiary. Any liquidation distributions relating to Excess Stock shall be distributed in the same manner as proceeds of a sale of Excess Stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulations, then the original transferee-stockholder of any shares of Excess Stock may be deemed, at our option, to have acted as an agent for the Company in acquiring the shares of Excess Stock and to hold the shares of Excess Stock for us.


        In addition, we will have the right, for a period of 90 days during the time any shares of Excess Stock are held in trust, to purchase all or any portion of the shares of Excess Stock at the lesser of (i) the price initially paid for the shares by the original transferee-stockholder, or if the original transferee-stockholder did not give value for the shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which the shares of Excess Stock were converted for the ten trading days immediately preceding the sale or gift, and (ii) the average closing price for the class of stock from which the shares of Excess Stock were converted for the ten trading days immediately preceding the date we elect to purchase the shares. We may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. We may pay the amount of the reductions to the trustee for the benefit of the Charitable Beneficiary. The 90-day period begins on the later date of which notice is received of the violative transfer if the original transferee-stockholder gives notice to us of the transfer or, if no notice is given, the date the Board of Directors determines that a violative transfer has been made.


        These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

        All certificates representing shares of stock will bear a legend referring to the restrictions described above.

        Each stockholder shall upon demand be required to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of our capital stock as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any compliance.

        The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in our best interests.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material federal income tax consequences that are generally applicable to prospective holders of our common stock. The specific tax consequences of owning our common stock will vary depending on the circumstances of a particular stockholder. The discussion contained herein does not address all aspects of federal income taxation that may be relevant to particular holders. Therefore, we strongly recommend that stockholders review the following discussion and then consult with a tax advisor to determine the anticipated tax consequences of owning our common stock.

        The information in this section and the opinions of Solomon and Weinberg LLP are based on the Code, current and proposed Treasury regulations thereunder, current administrative interpretations and court decisions. We cannot assume that future legislation, Treasury regulations, administrative interpretations and court decisions will not significantly change current law or affect existing interpretations of current law in a manner which is adverse to stockholders. Any such change could apply retroactively to transactions preceding the date of change. We cannot assume that the opinions and statements set forth herein, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

        This summary does not discuss state, local or foreign tax considerations. Except where indicated, the discussion below describes general federal income tax considerations applicable to individuals who are U.S. persons for federal income tax purposes (as described below) and who hold our common stock as "capital assets" within the meaning of Section 1221 of the Code. Accordingly, the following discussion has limited application to domestic corporations and persons subject to specialized federal income tax treatment, such as foreign persons, trusts, estates, tax-exempt entities, regulated investment companies and insurance companies.

        Under applicable Treasury regulations a provider of advice on specific issues of law is not considered an income tax return preparer unless the advice is (i) given with respect to events that have occurred at the time the advice is rendered and is not given with respect to the consequences of contemplated actions, and (ii) is directly relevant to the determination of an entry on a tax return. Accordingly, prospective stockholders should consult their respective tax advisors and tax return preparers regarding the preparation of any item on a tax return, even where the anticipated tax treatment has been discussed herein. In addition, prospective stockholders are urged to consult with their tax advisors with regard to the application of the federal income tax laws to such stockholders' respective personal tax situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Taxation of the Company

        We elected to be taxed as a REIT under Sections 856 through 860 of the Code effective for our taxable year ended December 31, 1995. We believe that we have been organized and have operated, and we intend to continue to operate, in a manner to qualify as a REIT. In the opinion of Solomon and Weinberg LLP, commencing with our taxable year ended December 31, 2000, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. This opinion is based on factual representations relating to the organization and operation of the Company, the Operating Partnership, their respective subsidiaries, and factual representations relating to our continued efforts to comply with the various REIT tests. Qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, the various qualification tests imposed under the Code. Solomon and Weinberg LLP will not review compliance with these tests on a continuing basis. See "--Failure to Qualify" below.

        The following is a general summary of the material Code provisions that govern the federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex.

        If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on net income that we distribute currently to stockholders. This treatment substantially eliminates the double taxation (taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, we will be subject to federal income and excise tax in specific circumstances, including the following:

        o we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains, other than retained capital gains as discussed below.

        o we may be subject to the alternative minimum tax on our items of tax preference.

        o if we have (a) net income from the sale or other disposition of foreclosure property (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

        o if we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, such income will be subject to a 100% tax.


        o if we fail to satisfy either the 75% gross income test or the 95% gross income test, but nonetheless maintain our qualification as a REIT because other requirements have been met, we will be subject to a 100% tax on (i) the greater of (a) the amount by which we fail the 75% test and (b) the amount by which we fail the 95% test, multiplied by (ii) a fraction intended to reflect our profitability. Clause (i)(b) above reflects the recently enacted legislation, effective with our 2005 taxable year. For prior years, the calculation in clause
               (i)(b) is different.


        o if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

        o if we acquire any asset from a corporation generally subject to full corporate level tax in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the corporation and we recognize gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by us, then we will be subject to the built-in gain rule. Built-in gain is the excess of the fair market value of such property at the time of acquisition by us over the adjusted basis in such property at such time. Under the built-in gain rule, such gain will be subject to tax at the highest regular corporate rate applicable.

        o if it is determined that amounts of certain income and expense were not allocated between us and a taxable REIT subsidiary (as defined herein) on the basis of arm's-length dealing, or to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate, we will be subject to a tax equal to 100% of those amounts.

    Requirements for Qualification

        The Code defines a REIT as a corporation, trust, or association:

        (a) that is managed by one or more trustees or directors;

        (b) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

        (c) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

        (d) that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

        (e) the beneficial ownership of which is held by 100 or more persons;

        (f) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals; and

        (g) that meets other tests, described below, regarding the nature of its income and assets.

        The Code provides that conditions (a) through (d), inclusive, must be met during the entire taxable year and that condition (e) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (e) and (f), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT. We believe we have issued and have outstanding sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (e) and (f). In addition, we intend to comply with Treasury regulations requiring us to ascertain the actual ownership of our outstanding shares. Our charter includes restrictions regarding the transfer of shares of capital stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (e) and (f) above. See "Restrictions on Ownership of Capital Stock" above.

        Finally, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Our taxable year is the calendar year.

    Effect of Subsidiary Entities

        Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets, and to earn its proportionate share of the partnership's income, for purposes of the asset and gross income tests applicable to REITs as described below. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share, based upon our percentage capital interest, of the assets and items of income of partnerships in which we own an equity interest (including the Operating Partnership) are treated as our assets and items of income for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold an interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in "-- Tax Aspects of Investments in Partnerships." The Partnership Agreement of the Operating Partnership requires that the Operating Partnership be operated in a manner that will enable us to satisfy the requirements for classification as a REIT. In this regard, we control the operation of the Operating Partnership through our rights as its sole general partner.

        Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for federal income tax purposes and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a "taxable REIT subsidiary" as described below, that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Other entities that are wholly owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests.

        Taxable Subsidiaries. A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary (a "TRS"). The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its taxable income. A REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the REIT, and the REIT recognizes as income the dividends, if any, that it receives from the TRS. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a REIT does not include the assets and income of its TRSs in determining compliance with the REIT requirements, such entities may be used by a REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through disregarded subsidiaries or partnerships. To the extent that we utilize TRSs, the corporate income tax incurred by the TRSs may reduce the cash flow generated by us and our subsidiaries in the aggregate and, therefore, our ability to make distributions to our stockholders.

        Certain restrictions are imposed on TRSs to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a TRS may not deduct net interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS's adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). Additionally, if a TRS pays rent or certain other amounts to an affiliated REIT that exceeds the amount that would be paid to an unrelated party in an arm's-length transaction, an excise tax equal to 100% of such excess will be imposed. The 100% tax is also imposed to the extent that a REIT charges its TRS interest in excess of a commercially reasonable rate.

        Income Tests. In order to maintain qualification as a REIT, we must annually satisfy two gross income tests. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including rents from real property and, in specific circumstances, from certain types of temporary investments. Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from such real property investments described above and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we are entitled to relief under specific provisions of the Code. These relief provisions generally are available if our failure to meet any such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our federal corporate income tax return and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed with respect to the non-qualifying net income.

        For purposes of the income tests, rents received by a REIT will qualify as rents from real property only if the following conditions are met:

        o the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        o rents received from a tenant generally will not qualify as rents from real property in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant.

        o if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property.

        o the REIT generally must not operate or manage the property or furnish or render services to tenants, except through a TRS (as defined herein) or through an independent contractor who is adequately compensated and from whom the REIT derives no income.

        The independent contractor requirement, however, does not apply to the extent the services provided by the REIT are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant. Additionally, under the de minimis rule for noncustomary services, if the value of the noncustomary service income with respect to a property, valued at no less than 150% of the REIT's direct costs of performing such services, is 1% or less of the total income derived from the property, then the noncustomary service income will not cause other income from the property to fail to qualify as rents from real property (but the noncustomary service income itself will not qualify as rents from real property).

        Asset Tests. In order to maintain qualification as a REIT, we must also satisfy, at the close of each quarter of our taxable year, the following tests relating to the nature of our assets:

        o at least 75% of the value of our total assets must be represented by real estate assets, including (a) our allocable share of real estate assets held by the Operating Partnership or any partnerships in which the Operating Partnership owns an interest and (b) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (i.e., at least five-year) or public debt offering, cash, cash items and government securities;

        o no more than 20% of the value of our total assets may be securities of one or more TRSs; and

        o except for securities in the 75% asset class and securities of a TRS or a qualified REIT subsidiary: (a) the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets; (b) we may not own more than 10% of the total voting power of any one issuer's outstanding securities; and (c) we may not own more than 10% of the total value of any one issuer's outstanding securities (other than certain "straight debt" securities).

        After initially meeting an asset test at the close of any quarter, we will not lose our status as a REIT for failure to satisfy that asset test at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset test results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.


        Under recently enacted legislation effective beginning with our 2005 taxable year, we would not lose our REIT status as the result of a failure of the 5% test, the 10% vote test or the 10% value test if value of the assets causing the violation did not exceed the lesser of 1% of the value of our assets at the end of the quarter in which the violation occurred or $10,000,000 and we were to cure the violation by disposing of assets within 6 months of the end of the quarter in which we identified the failure. In addition, for a failure of the 5% test, the 10% vote test or the 10% value test that is larger than this amount, and for a failure of the 75% test or the 20% test, we would not lose our status as a REIT if the failure were for reasonable cause and not due to willful neglect and we were to (i) file a schedule with the IRS describing the assets causing the violation, (ii) cure the violation by disposing of assets within 6 months of the end of the quarter in which we identified the failure and (iii) pay a tax equal to the greater of $50,000 or the product derived by multiplying the highest federal corporate income tax rate by the net income generated by the non-qualifying assets during the period of the failure. It is not possible, however, to state whether in all cases we would be entitled to these relief provisions.


        Annual Distribution Requirements. In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to (a) the sum of (A) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (B) 90% of the net income, after tax, if any, from foreclosure property, minus (b) the sum of specific items of non-cash income. We must pay the distribution during the taxable year to which the distributions relate, or during the following taxable year, if declared before we timely file our tax return for the preceding year and paid on or before the first regular dividend payment after the declaration. In addition, a dividend declared and payable to a stockholder of record in October, November or December of any year may be treated as paid and received on December 31 of such year even if paid in January of the following year. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT ordinary taxable income, we will be subject to tax on the undistributed amount at regular corporate capital gain and ordinary income rates, respectively. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such amounts over the amounts actually distributed.

        We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, it is expected that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Moreover, the Partnership Agreement of the Operating Partnership authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to make distributions to its partners in amounts sufficient to permit us to meet these distribution requirements. It is possible, however, that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement. In the event that such circumstances do occur, then in order to meet the 90% distribution requirement, we may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required distributions.

        Under specific circumstances, we may rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

    Tax Aspects of Investments in Partnerships

        General. We may hold investments through entities that are classified as partnerships for federal income tax purposes. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership based on the Partnership Agreement and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. We will include in income our proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of REIT taxable income. Consequently, to the extent that we hold an interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT even though we may have no control, or only limited influence, over the partnership.

        Entity Classification. Our investment in partnerships (including the Operating Partnership) involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of any subsidiary partnership as a partnership, as opposed to a business entity taxable as a corporation, for federal income tax purposes. If any of these entities were treated as a corporation for federal income tax purposes, it could be subject to an entity-level tax on its income. In such a situation, the character of our assets and gross income would change and could preclude us from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the securities by value, of a corporation) or the gross income tests and in turn could prevent us from qualifying as a REIT. See "-- Failure to Qualify" below, for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the status of any of our subsidiary partnerships for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

        Tax Allocations with Respect to Partnership Properties. Under the Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

        To the extent that any subsidiary partnership acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., noncontributing) partners. These rules may apply to our contribution to any subsidiary partnerships of the cash proceeds received in offerings of its stock. As a result, we could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership's properties than would be the case if all of the partnership's assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

    Failure to Qualify

        If we fail to qualify for taxation as a REIT in any taxable year and certain relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will we be required to make distributions. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.


        Under recently enacted legislation, effective beginning with our 2005 taxable year, we would not lose our REIT status as the result of a failure to satisfy certain REIT requirements, such as requirements involving our organizational structure, if the failure was due to reasonable cause and not due to willful neglect and we were to pay a tax of $50,000. It is not possible, however, to state whether in all cases we would be entitled to this statutory relief.


Taxation of Stockholders

        This discussion does not address all of the tax consequences that may be relevant to particular stockholders in light of their particular circumstances. Stockholders should consult their tax advisors for a complete description of the tax consequences of investing in the offered stock.

    U.S. Stockholders

        As used herein, the term U.S. Stockholder means a stockholder who is a U.S. Person. A U.S. Person is defined as a citizen or resident of the United States, a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State of the United States or the District of Columbia (other than a partnership that is not treated as a U.S. Person under any applicable Treasury regulations), an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, specific trusts in existence on August 20, 1996, and treated as U.S. Persons prior to such date, that elect to continue to be treated as U.S. Persons, also will be U.S. Persons.

        Distributions. As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders out of current or accumulated earnings and profits and not designated as capital gain dividends will be taken into account by them as ordinary income. Corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Earnings and profits are allocated to distributions with respect to preferred stock before they are allocated to distributions with respect to common stock. Distributions that are designated as capital gain dividends will be taxed as capital gains to the extent they do not exceed our actual net capital gain for the taxable year without regard to the period for which the stockholder has held our stock. U.S. Stockholders that are corporations, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income. If we elect to retain and pay income tax on any net capital gain, U.S. Stockholders would include in their income as capital gain their proportionate share of such net capital gain. A U.S. Stockholder would also receive the right to claim a refundable tax credit for such stockholder's proportionate share of the tax paid by us on such retained capital gains and an increase in its basis in our stock. This increase in basis will be in an amount equal to the excess of the undistributed capital gains over the amount of tax paid thereon by us. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stock, but rather will reduce the adjusted basis of the stock. To the extent that such distributions exceed a U.S. Stockholder's adjusted basis in the stock, such distribution will be included in income as capital gain, assuming the stock is a capital asset in the hands of the stockholder.

        Any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided the dividend is actually paid by us during January of the following calendar year.

        Sale or Exchange. In general, a U.S. Stockholder realizes capital gain or loss on the sale or exchange of the stock equal to the difference between (a) the amount of cash and the fair market value of any property received on such disposition, and (b) the stockholder's adjusted basis in the stock. To the extent a U.S. Stockholder who is an individual, a trust or an estate holds the stock for more than one year, any gain realized would be subject to tax rates applicable to long-term capital gains. However, any loss recognized by a U.S. Stockholder from selling or otherwise disposing of stock held for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of dividends received by the stockholder that were required to be treated as long-term capital gains.

        Recent Tax Legislation. Under legislation recently enacted, the maximum tax rate on long-term capital gains to individuals has generally been reduced from 20% to 15% (from May 6, 2003 through December 31, 2008) and the maximum tax rate on dividends to individuals has generally been reduced from 38.6% to 15% (from January 1, 2003 through December 31, 2008). The reduction in long-term capital gain rates will generally be applicable to sales of stock of a REIT and capital gain dividends received from a REIT (except to the extent representing real estate depreciation recapture, which continues to be taxed at a 25% rate). The reduction in rates on dividends is generally not applicable to dividends paid by a REIT except in limited circumstances that we do not contemplate.

        Backup Withholding. We will report to our U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to dividends paid unless the holder (a) is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules. In addition, we may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to us.

        An individual who is a U.S. Stockholder may satisfy the requirements for avoiding backup withholding by providing us with an appropriately prepared IRS Form W-9. If a U.S. Stockholder does not provide us with its correct taxpayer identification number, then the U.S. Stockholder may also be subject to penalties imposed by the IRS. Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against the U.S. Stockholder's federal income tax liability, provided the U.S. Stockholder furnishes the required information to the IRS.

    Taxation of Tax-Exempt Stockholders

        The IRS has ruled that amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, the dividend income from our stock will not be UBTI to a tax-exempt stockholder, provided that the tax-exempt stockholder has not held stock as debt-financed property within the meaning of the Code and such stock is not otherwise used in a trade or business unrelated to the tax-exempt stockholder's exempt purpose. Similarly, income from the sale of the stock will not constitute UBTI unless such tax-exempt stockholder has held such stock as debt-financed property within the meaning of the Code or has used the shares in a trade or business.

        Notwithstanding the above paragraph, if we are a pension-held REIT, then any qualified pension trust that holds more than 10% of our stock will have to treat dividends as UBTI in the same proportion that our gross income would be UBTI. A qualified pension trust is any trust described in Section 401(a) of the Code that is exempt from tax under Section 501(a). In general, we will be treated as a pension-held REIT if both (a) we are predominantly owned by qualified pension trusts (i.e., if one such trust holds more than 25% of the value of our stock or one or more such trusts, each holding more than 10% of the value of our stock, collectively hold more than 50% of the value of our stock) and (b) we would not be a REIT if we had to treat our stock held by a qualified pension trust as owned by the qualified pension trust (instead of treating such stock as owned by the qualified pension trust's multiple beneficiaries). Although we do not anticipate being classified as a pension-held REIT, we cannot assume that this will always be the case.

        In addition, if you are a tax-exempt stockholder described in Section 512(a)(3) of the Code, then distributions received from us may also constitute UBTI. You are described in Section 512(a)(3) if you qualify for exemption under Sections 501(c)(7), (9), (17), or (20).

    Taxation of Non-U.S. Stockholders

        The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders, which are referred to collectively as Non-U.S. Stockholders are complex and no attempt will be made herein to provide more than a limited summary of such rules. Non-U.S. Stockholders should consult with their tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in the stock, including any reporting requirements.

        Ordinary Dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions to Non-U.S. Stockholders will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable income tax treaty reduces that tax rate.

However, if income from the investment in the shares of the stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. Stockholders are taxed with respect to such dividends and may also be subject to the 30% branch profits tax if the stockholder is a foreign corporation.

        Dividends paid to an address in a country outside the United States are not presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. A Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty rate may need to satisfy certification and other requirements, such as providing an IRS Form W-8BEN. A Non-U.S. Stockholder who wishes to claim that distributions are effectively connected with a United States trade or business may need to satisfy certification and other requirements in order to avoid withholding, such as providing IRS Form W-8ECI. Other requirements may apply to Non-U.S. Stockholders that hold their shares through a financial intermediary or foreign partnership.

        Return of Capital. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from the disposition by us of a U.S. real property interest, will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of the stock, they will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of its stock, as described below. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.


        Capital Gain Dividends. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the same capital gain rates applicable to U.S. Stockholders, subject to any applicable alternative minimum tax and special alternative minimum tax (in the case of nonresident alien individuals), without regard to whether such distributions are designated by us as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. We are required by applicable Treasury regulations under FIRPTA to withhold 35% of any distribution that could be designated by us as a capital gain dividend. Under recently enacted legislation effective for taxable years beginning after October 22, 2004, capital gain dividends paid to a Non-U.S. Stockholder with respect to a class of REIT stock that is regularly traded on an established securities market in the United States will be treated as ordinary dividends, and not as capital gain dividends subject to FIRPTA, if the Non-U.S. Stockholder owns no more than 5% of the class of stock at any time during the taxable year in which the dividend is received.


        Sale or Exchange of Stock. Gain recognized by a Non-U.S. Stockholder upon a sale or exchange of stock, including a redemption that is treated as a sale, generally will not be taxed under FIRPTA if we are a domestically controlled REIT. A REIT is a "domestically controlled REIT" if at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. persons. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (a) investment in the stock is treated as effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to such gain, or (b) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. A similar rule will apply to capital gain dividends not subject to FIRPTA.

        Although we anticipate that we will qualify as a domestically controlled REIT, we cannot assume that we will continue to so qualify. If we were not a domestically controlled REIT, whether or not a Non-U.S. Stockholder's sale of stock would be subject to tax under FIRPTA would depend on whether or not the stock was regularly traded on an established securities market and on the size of the selling Non-U.S. Stockholder's interest in us. If the gain on the sale of the stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain, subject to any applicable alternative minimum tax and a special alternative minimum tax (in the case of nonresident alien individuals) and the purchaser of such stock may be required to withhold 10% of the gross purchase price.

  Other Tax Considerations

        Sunset of Reduced Tax Rate Provisions. Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2008, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These include provisions related to the reduced maximum income tax rate for capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% capital gains rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our stock.

        Tax Shelter Reporting. Under recently promulgated Treasury regulations, if a stockholder recognizes a loss with respect to the shares in a single taxable year of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder may be required to file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

        Federal Estate Taxes. In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

        State and Local Tax. We and our stockholders may be subject to state and local tax in states and localities in which it does business or owns property. Our tax treatment and the tax treatment of the stockholders in such jurisdictions may differ from the federal income tax treatment described above.

        DESCRIPTION OF THE CLASS C UNITS AND THE OPERATING PARTNERSHIP


        The following description of the material terms of the Class C Units and some material provisions of the Partnership Agreement does not describe every aspect of the Class C Units or the Partnership Agreement and is only a summary of, and qualified in its entirety by reference to, applicable provisions of Delaware law and the Partnership Agreement. The Class C Units are substantially identical to the common units of limited partnership interest in the Operating Partnership, except with respect to distributions. A copy of the Partnership Agreement is incorporated by reference to the registration statement of which this prospectus is a part. See "Available Information" for information about how to obtain a copy of the Partnership Agreement. For a comparison of the voting rights and some other rights of Class C Unit holders in the Operating Partnership and our stockholders, see "Comparison of Ownership of Class C Units and Common Stock."

General

        Holders of units, other than us in our capacity as general partner, hold a limited partnership interest in the Operating Partnership. All holders of units, including us in our capacity as general partner, are entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership.

        Holders of units have the rights to which limited partners are entitled under the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act. The units are not registered under any federal or state securities laws, and they are not listed on any exchange or quoted on any national market system. The Partnership Agreement imposes restrictions on the transfer of units. See "--Restrictions on Transfers of Units by Limited Partners" below for further information about these restrictions.


        As of January 3, 2005, there were outstanding 3,316,256 common units of limited partnership interest (including 465,845 Class C Units, but excluding common units owned by the Company) and 1,200 Series D preferred units.

        On December 27, 2004, the Operating Partnership entered into definitive agreements with certain of our senior officers to revise the 2003 incentive awards under their Amended and Restated Long-Term Incentive Award Agreements pursuant to our 2003 Long-Term Incentive Plan (the "2003 LTIP"). The revised agreements provide for (i) the rescission of the unvested portion of their core awards of shares of our restricted stock (the "Core Awards") and (ii) the award in exchange for the rescinded Core Awards of an equal number of units of a new class of limited partnership interests ("LTIP Units") of the Operating Partnership. The terms of each award of LTIP Units are substantially similar to those of the Core Awards. The vesting, performance hurdles and timing for vesting remain unchanged. At issuance, an LTIP Unit has no value but may over time accrete to a value equal to (but never greater than) the value of one share of our common stock. As of January 3, 2005, there were 362,500 LTIP Units issued and outstanding.


Distributions with Respect to Units

        The Partnership Agreement provides for distributions, as determined in the manner provided in the Partnership Agreement, to us and the limited partners in proportion to their percentage interests in the Operating Partnership, subject to the distribution preferences of the preferred units and the Class C Units. As general partner of the Operating Partnership, we have the exclusive right to declare and cause the Operating Partnership to make distributions as and when we deem appropriate or desirable in our sole discretion. For so long as we elect to qualify as a REIT, we will make reasonable efforts, as determined by us in our sole discretion, to make distributions to partners in amounts such that we will be able to pay stockholder dividends that will satisfy the requirements for qualification as a REIT and avoid any federal income or excise tax liability for us.

        Distributions vary among the holders of different classes of units. The Class C Units entitle holders to a cash distribution for any quarterly period equal to the product of the distribution payable on the Operating Partnership's common units for the corresponding quarterly period times 1.0984.


        The value of each common unit, regardless of its class, equates to one of our shares of common stock. Preferred units do not have a value equating to one common share, but have the liquidation preferences, conversion and exchange prices for conversion into common units or exchange into preferred stock of the Company, or other units or terms for redemption for cash that are established in the Partnership Agreement. An LTIP Unit may over time accrete to a value equal to (but never greater than) the value of one share of our common stock, as set forth in the Partnership Agreement.

Ranking of Units


        The Class C Units rank on a parity with the common units in all respects (including amounts upon liquidation, dissolution or winding up of the Operating Partnership), except with respect to the amount (but not the priority) of distributions which are payable on the Class C Units. The Series D preferred units and any other units that we may issue that are designated as "parity units" all rank on a parity with each other, in each case with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up of the Operating Partnership, without preference or priority of one over the other. The Series F junior participating preferred units rank junior to all other classes or series of preferred units as to the payment of distributions and the distribution of assets. LTIP Units rank on parity with the common units in all respects, except with respect to liquidating distributions. At issuance, an LTIP Unit has no value. Upon the occurrence of certain "triggering events," the Operating Partnership will revalue its assets for the purpose of the capital accounts of its partners and any increase in valuation of the Operating Partnership's assets from the date of the issuance of the LTIP Units through the "triggering event" will be allocated to the capital accounts of holders of LTIP Units until their capital accounts are equivalent to the capital accounts of holders of common units. If such equivalence is reached, LTIP Units would achieve full parity with common units for all purposes, and therefore accrete to an economic value equivalent to our shares of common stock on a one-for-one basis. However, there are circumstances under which such economic equivalence would not be reached. Until and unless such economic equivalence is reached, the value that the holders of LTIP Units will realize for vested LTIP Units will be less than the value of an equal number of shares of our common stock.


        From time to time as determined by us, in our discretion, the Operating Partnership may create additional series of preference units or classes of other units senior to or on parity with common units with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up of the Operating Partnership.

Redemption or Conversion of Units

        The holders of common units, other than us, have the right to redeem their units for cash or, at our option, shares of common stock. See "Redemption of Class C Units" above for further information about this right with respect to the Class C Units.

        The holders of preferred units have the conversion, exchange and redemption rights set forth in the Partnership Agreement.


         If LTIP Units achieve full parity with common units as described above in "--Ranking of Units," the holders of vested LTIP Units may redeem LTIP Units for cash in an amount equal to the then fair market value of an equal number of shares of our common stock or convert LTIP Units into an equal number of common units of the Operating Partnership, as determined by our compensation committee. If the LTIP Units do not achieve full parity with common units as described above in "--Ranking of Units," the number of LTIP Units that may be redeemed or converted will be limited to the number of LTIP Units that would achieve full parity based upon the capital account balance of the holder attributable to its ownership of LTIP Units.


Formation of the Operating Partnership


        The Operating Partnership was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on September 28, 1994. We are the sole general partner of, and owned approximately 95.7% of the common limited partnership interests in, the Operating Partnership at September 30, 2004.


Purposes, Business and Management of the Operating Partnership

        The purpose of the Operating Partnership includes the conduct of any business that may be lawfully conducted by a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, except that the Partnership Agreement requires the business of the Operating Partnership to be limited to and conducted in a manner that will permit us to be classified as a REIT under Section 856 of the Code, unless we cease to qualify as a REIT for any reason, other than the conduct of the Operating Partnership. In furtherance of its business, the

Operating Partnership may enter into partnerships, joint ventures, limited liability companies or similar arrangements and may own interests in any other entity engaged, directly or indirectly, in any of the foregoing.

        As the general partner of the Operating Partnership, we have the exclusive power and authority to conduct the business of the Operating Partnership, except that the consent of the limited partners is required in some limited circumstances discussed under "--Meetings and Voting" below. No limited partner may take part in the operation, management or control of the business of the Operating Partnership by virtue of being a holder of units.

        In particular, the limited partners expressly acknowledge in the Partnership Agreement that the general partner is acting on behalf of the Operating Partnership and our stockholders collectively, and is under no obligation to consider the separate interests of limited partners when making decisions on behalf of the Operating Partnership. We and our directors and officers will have no liability to the Operating Partnership or to any partner or assignee for any losses sustained, liabilities incurred or benefits not derived in connection with any such decisions, provided we acted in good faith.

Our Ability to Engage in Other Businesses; Conflicts of Interest

        We are not permitted to directly or indirectly conduct any business other than in connection with the management of the business of the Operating Partnership and the ownership, acquisition and disposition of interests in the Operating Partnership without the consent of the holders of a majority of the limited partnership interests (including the limited partnership interests held by us). Other persons including our officers, directors, employees, agents and our other affiliates are not prohibited under the Partnership Agreement from engaging in other business activities and are not required to present any business opportunities to the Operating Partnership. In addition, the Partnership Agreement does not prevent another person or entity that acquires control of us in the future from conducting other businesses or owning other assets, even though those businesses or assets may be ones that it would be in the best interests of the limited partners of the Operating Partnership to own.

Borrowing by the Operating Partnership

        We are authorized to cause the Operating Partnership to borrow money and to issue and guarantee debt as it deems necessary for the conduct of the activities of the Operating Partnership. The Operating Partnership's debt may be secured by mortgages, deeds of trust, liens or encumbrances on the Operating Partnership's properties. We also may cause the Operating Partnership to borrow money to enable the Operating Partnership to make distributions, including distributions in an amount sufficient to permit us to avoid the payment of any federal income tax.

        From time to time in connection with acquisitions of properties or other assets in exchange for limited partner interests in the Operating Partnership, we and the Operating Partnership have entered into contractual arrangements that impose restrictions on the Operating Partnership's ability to sell, finance, refinance and, in some instances, pay down existing financing on certain of the Operating Partnership's properties or other assets. These arrangements are sometimes referred to as "lockup agreements" and include, for example, arrangements in which the Operating Partnership agrees that it will not sell the property or other assets in question for a period of years unless the Operating Partnership also pays the contributing partner a portion of the federal income tax liability that will accrue to that partner as a result of the sale. Arrangements of this kind may significantly reduce the Operating Partnership's ability to sell, finance or repay indebtedness secured by the subject properties or assets. We expect to cause the Operating Partnership to continue entering into transactions of this type in the future and may do so without obtaining the consent of any partners in the Operating Partnership.

Reimbursement; Transactions with Us and Our Affiliates

        We do not receive any compensation for our services as general partner of the Operating Partnership. However, as a partner in the Operating Partnership, we have the same right to allocations and distributions with respect to the units we hold as other partners in the Operating Partnership holding the same classes of units. In addition, the Operating Partnership reimburses us for all expenses we incur relating to the ownership and operation of, or for the benefit of, the Operating Partnership, other than any directors fees, income tax liabilities or filing and similar fees in connection with maintaining our corporate existence.

        The Operating Partnership may lend and contribute money or other assets to its subsidiaries or other entities in which it has an equity investment and such subsidiaries and other entities may borrow funds from the Operating Partnership. Except as expressly permitted by the Partnership Agreement, neither we, nor any of our affiliates, will sell, transfer or convey any property to, or purchase any property from, directly or indirectly, the Operating Partnership, except in a transaction that has been determined by us in good faith to be fair and reasonable.

Our Liability and Limited Partners

        We, as general partner of the Operating Partnership, are liable for all general recourse obligations of the Operating Partnership to the extent not paid by the Operating Partnership. We are not liable for the nonrecourse obligations of the Operating Partnership.

        The limited partners in the Operating Partnership are not required to make additional contributions to the Operating Partnership. Assuming that a limited partner does not take part in the control of the business of the Operating Partnership and otherwise complies with the provisions of the Partnership Agreement, the liability of a limited partner for obligations of the Operating Partnership under the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act will be limited, with some exceptions, generally to the loss of the limited partner's investment in the Operating Partnership represented by his or her units. Under the Delaware Revised Uniform Limited Partnership Act, a limited partner may not receive a distribution from the Operating Partnership if, at the time of the distribution and after giving effect to the distribution, the liabilities of the Operating Partnership, other than liabilities to parties on account of their interests in the Operating Partnership and liabilities for which recourse is limited to specified property of the Operating Partnership, exceed the fair value of the Operating Partnership's assets, other than the fair value of any property subject to nonrecourse liabilities of the Operating Partnership, but only to the extent of such liabilities. The Delaware Revised Uniform Limited Partnership Act provides that a limited partner who receives a distribution knowing at the time that it violates the foregoing prohibition is liable to the Operating Partnership for the amount of the distribution. Unless otherwise agreed, a limited partner in the circumstances described in the preceding sentence will not be liable for the return of the distribution after the expiration of three years from the date of the distribution.


        The Operating Partnership has qualified to conduct business in the States of New York, New Jersey and Connecticut and may qualify in certain other jurisdictions. Maintenance of limited liability status may require compliance with legal requirements of those jurisdictions and some other jurisdictions. Limitations on the liability of a limited partner for the obligations of a limited partnership have not been clearly established in many jurisdictions. Accordingly, if it were determined that the right, or exercise of the right by the limited partners, to make some amendments to the Partnership Agreement or to take other action under the Partnership Agreement constituted "control" of the Operating Partnership's business for the purposes of the statutes of any relevant jurisdiction, the limited partners might be held personally liable for the Operating Partnership's obligations.


Exculpation and Indemnification of Us

        The Partnership Agreement generally provides that we, as general partner of the Operating Partnership, and our affiliates, and any of our and our affiliates' respective officers, directors, stockholders, partners, members, employees, representatives or agents, or any officer, employee, representative or agent of the Operating Partnership and its affiliates, will not be liable for monetary damages to the Operating Partnership or any partner of the Operating Partnership for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the conduct did not constitute bad faith, gross negligence or willful misconduct.

        We may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action we take or omit to take in reliance upon the opinion of those persons, as to matters that we reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with the opinion of those persons.

        The Partnership Agreement also provides for our indemnification and the indemnification of (i) our directors, officers, stockholders, employees and agents, (ii) officers, employees, representatives and agents of the Operating Partnership, (iii) any person made a party to a proceeding by reason of its liabilities for indebtedness of the Operating Partnership or any of its subsidiaries, and (iv) any other persons that we may from time to time designate against any and all losses, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts incurred by an indemnified person in connection with any claims, demands, actions or proceedings and related to the operations of the Operating Partnership or us, except to the extent such indemnitee acted in bad faith, or with gross negligence or willful misconduct.

Sales of Assets

        Under the Partnership Agreement, we generally have the exclusive authority to determine whether, when and on what terms assets of the Operating Partnership will be sold, as long as any sale of a property covered by a lockup agreement complies with such agreement. The Partnership Agreement prohibits us from engaging in any sale or other disposition (including by way of merger, consolidation or other combination) of all or substantially all of the assets of the Operating Partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Operating Partnership without the consent of holders of 50% of the limited partnership interests, including limited partnership interests held by us. See "--Borrowing by the Operating Partnership" above for information about lockup agreements which limit our ability to sell some of our properties.

Removal of the General Partner; Transfer of Our Interests

        The Partnership Agreement provides that the limited partners may not remove us as general partner of the operating partnership with or without cause. The Partnership Agreement prohibits us from withdrawing as general partner of the Operating Partnership or transferring any of our interests in the Operating Partnership to any other person, in each case without the consent of limited partners holding a majority of the limited partnership interests, excluding limited partnership interests held by us.

        The Partnership Agreement does not prevent a transaction in which another entity acquires control of all of our shares nor does it prevent any holder of interests in Reckson from owning assets or conducting businesses outside of the Operating Partnership.

Restrictions on Transfers of Units by Limited Partners


        Generally, a limited partner, other than us, is permitted to transfer all or any portion of his or her units, or any of such limited partner's economic rights as a limited partner, with or without our consent. However, we may prohibit any such transfer if, in the opinion of counsel to the Operating Partnership, such transfer would require filing of a registration statement under the Securities Act or would otherwise violate federal or state securities laws or regulations.


        No transfer by a limited partner may be made to any individual or entity if (i) in the opinion of counsel to the Operating Partnership, such transfer would result in the Operating Partnership being treated as an association taxable as a corporation, (ii) such transfer is effectuated through an "established securities market" or a "secondary market" within the meaning of
Section 7704 of the Code, (iii) such transfer would cause the Operating Partnership to become a "party-in-interest" or a "disqualified person" with respect to any employee benefit plan subject to

ERISA, (iv) such transfer would, in the opinion of counsel to the Operating Partnership, cause any portion of the assets of the Operating Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101; (v) such transfer would subject the Operating Partnership to be regulated under the Investment Company Act of 1940, the Investment Advisers Act of 1940 or ERISA, or (vi) such individual or entity is a member of Reckson Executive Centers, L.L.C. In addition, no partner of the Operating Partnership may pledge or transfer any of its units to a lender to the Operating Partnership or any person who is related (within the meaning of Section 1.752-4(b) of the Treasury regulations) to any lender to the Operating Partnership whose loan constitutes a nonrecourse liability without our consent, in our sole and absolute discretion, and without entering into an agreement with us as described in the Partnership Agreement.

        Any permitted transferee of units may become a substituted limited partner only with our consent, and we may withhold our consent in our sole and absolute discretion. If we do not consent to the admission of a transferee of units as a substituted limited partner, then the transferee will be considered an "assignee" and will succeed to the economic rights and benefits attributable to the units, but will not become a limited partner or possess any other rights of limited partners, including the right to vote.

No Withdrawal by Limited Partners

        No limited partner has the right to withdraw from or reduce his or her capital contribution to the Operating Partnership, except as a result of the redemption, conversion, exchange or transfer of units under the terms of the Partnership Agreement.

Issuance of Limited Partnership Interests

        We are authorized, without the consent of the limited partners, to cause the Operating Partnership to issue limited partnership interests to us, to the limited partners and to other persons for the consideration and upon the terms and conditions that we deem appropriate. The Operating Partnership also may issue partnership interests in different series or classes. Units may be issued to us only (i) if we issue shares of common stock and contribute to the Operating Partnership the proceeds received by us from the issuance of the shares, or (ii) the additional units are issued to all partners in proportion to their respective percentage interests. Consideration for partnership interests may be cash or any property or other assets permitted by the Delaware Revised Uniform Limited Partnership Act. Except to the extent expressly granted by us on behalf of the Operating Partnership pursuant to another agreement, no limited partner has preemptive, preferential or similar rights with respect to capital contributions to the Operating Partnership or the issuance or sale of any partnership interests.

Meetings and Voting


        Meetings of the limited partners may be proposed and called by us or upon receipt by us of a written request by limited partners (other than us) holding 20% or more of the partnership interests. Limited partners may vote either in person or by proxy at meetings. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing stating the action so taken are signed by limited partners owning not less than the minimum number of units that would be necessary to authorize or take the action at a meeting of the limited partners. On matters in which limited partners are entitled to vote, each limited partner, including us to the extent we hold units, will have a vote equal to the number of common units he or she holds. At this time, there is no voting preference among the classes of common units. The preferred units have no voting rights, except as required by law or the terms of a particular series of preferred units. The Series D preferred units by their terms have voting rights on all matters required or permitted to be submitted to common unit holders for their approval and the holders of Series D preferred units and holders of common units vote together as a single class. The Series D preferred units have a number of votes equal to the number of Series D preferred units then outstanding multiplied by the applicable preferred conversion ratio.

        A transferee of units who has not been admitted as a substituted limited partner with respect to his or her transferred units will have no voting rights with respect to those units, even if the transferee holds other units as to which he or she has been admitted as a limited partner, and units owned by the transferee will be deemed to be voted on any matter in the same proportion as all other interests held by limited partners are voted. The Partnership Agreement does not provide for annual meetings of the limited partners, and we do not anticipate calling such meetings.

Amendment of the Partnership Agreement

        Amendments to the Partnership Agreement may be proposed by us or by any limited partners (other than us) holding 20% or more of the partnership interests. We generally have the power, without the consent of any limited partners, to amend the Partnership Agreement as may be required to facilitate or implement any of the following purposes:


        o to add to the obligations of the general partner or surrender any right or power granted to the general partner or any affiliate for the benefit of limited partners;

        o to reflect the admission, substitution, termination, or withdrawal or partners in accordance with the Partnership Agreement;

        o to set forth the designations, rights, powers, duties and preferences of partnership units or other partnership interests;

        o to reflect a change that is of a nonconsequential nature and does not adversely affect limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the Partnership Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the Partnership Agreement that will not be inconsistent with law or with the provisions of the Partnership Agreement; and

        o to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law.


        The Partnership Agreement provides that it generally may not be amended with respect to any partner adversely affected by the amendment without the consent of that partner if the amendment would:


        o convert a limited partner's interest into a general partner's interest;

        o modify the limited liability of a limited partner in a manner adverse to such limited partner;

        o alter rights of the partner to receive distributions pursuant to Article 5 or Article 13, or the allocations specified in
               Article 6 of the Partnership Agreement (except as otherwise permitted in the Partnership Agreement);

        o      alter or modify the redemption right as set forth in Section
               8.6 of the Partnership Agreement in a manner adverse to such partner;

        o cause the termination of the Operating Partnership prior to the time set forth in Section 2.5 or 13.1 of the Partnership Agreement; or

        o      amend the provision being described in this paragraph.

        In addition, except with the consent of a majority of the common limited partners, excluding us, we may not amend:


        o Section 4.2.A of the Partnership Agreement, which authorizes the issuance of additional limited partnership interests;

        o Section 7.5 of the Partnership Agreement, which prohibits us from conducting any business other than in connection with the ownership of interests in the Operating Partnership;

        o Section 7.6 of the Partnership Agreement, which limits the Operating Partnership's ability to enter into transactions with affiliates;

        o Section 11.2 of the Partnership Agreement, which limits our ability to transfer our interests in the Operating Partnership; and

        o Section 14.2 of the Partnership Agreement, which establishes the rules governing meetings of partners.


Books and Reports

        We are required to keep the Operating Partnership's books and records at the principal office of the Operating Partnership. The books of the Operating Partnership are required to be maintained for financial and tax reporting purposes on an accrual basis in accordance with generally accepted accounting principles, which we refer to as "GAAP," or such other basis as we determine to be necessary or appropriate. The limited partners have the right, with some limitations, to receive copies of the most recent annual and quarterly reports filed with the Commission by us, the Operating Partnership's federal, state and local income tax returns, a list of limited partners, the Partnership Agreement and the certificate of limited partnership and all amendments thereto, and information regarding the amount of cash and a description of other property or services contributed by each partner. We may keep confidential from the limited partners any information that we believe to be in the nature of trade secrets or other information whose disclosure we in good faith believe is not in the best interests of the Operating Partnership or which the Operating Partnership is required by law or by agreements with unaffiliated third parties to keep confidential.

        We will furnish to each limited partner, no later than 105 days after the close of each partnership year, an annual report containing financial statements of the Operating Partnership, or of us, if we prepare consolidated financial statements including the Operating Partnership, for each fiscal year, presented in accordance with GAAP. The financial statements will be audited by a nationally recognized firm of independent public accountants selected by us. In addition, we will furnish to each limited partner, no later 105 days after each calendar quarter (other than the last calendar quarter), a report containing unaudited financial statements of the Operating Partnership, or of us, if the reports are prepared on a consolidated basis, as of the last day of the quarter and any other information that may be required by applicable law or regulation or that we deem appropriate.

        The Operating Partnership is presently subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports and other information with the Commission. Such reports and other information are also available from the Public Reference Rooms of the Commission at prescribed rates and from the Commission's Internet site (http://www.sec.gov).

        We will use reasonable efforts to furnish to each limited partner, within 90 days after the close of each taxable year, the tax information reasonably required by the limited partners for Federal and state income tax reporting purposes.

Power of Attorney

        Under the terms of the Partnership Agreement, each limited partner and each assignee appoints us, any liquidator, and the authorized officers and attorneys-in-fact of each, as the limited partner's or assignee's attorney-in-fact to do the following:


        o to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments including, among other things, the Partnership Agreement and the certificate of limited partnership and all amendments or restatements of the certificate of limited partnership, that we or any liquidator deems appropriate or necessary to form, qualify or maintain the existence of the Operating Partnership as a limited partnership in the State of Delaware and in all other jurisdictions in which the Operating Partnership may conduct business or own property, (b) all instruments that we or the liquidator deems appropriate or necessary to reflect any amendment or restatement of the Partnership Agreement in accordance with its terms, (c) all conveyances and other instruments or documents that we or the liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Operating Partnership under the terms of the Partnership Agreement, (d) all instruments relating to the admission, withdrawal, removal or substitution of any partner, any transfer of units, the dissolution, liquidation or termination of the Operating Partnership or the capital contribution of any partner and (e) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of partnership interests; and

        o to execute, swear to, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of us or any liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the partners under the Partnership Agreement or is consistent with the terms of the Partnership Agreement or appropriate or necessary, in the sole discretion of us or any liquidator, to effectuate the terms or intent of the Partnership Agreement.


        The Partnership Agreement provides that this power of attorney is irrevocable, will survive the subsequent incapacity of any limited partner and the transfer of all or any portion of the limited partner's or assignee's units and will extend to the limited partner's or assignee's heirs, successors, assigns and personal representatives.

Dissolution, Winding Up and Termination

        The Operating Partnership will continue until December 31, 2095, unless sooner dissolved and terminated. The Operating Partnership will be dissolved before the expiration of its term, and its affairs wound up upon the occurrence of the earliest of:


        o our withdrawal as general partner without the permitted transfer of our interest to a successor general partner, except in some limited circumstances;

        o through December 31, 2055, an election by us to dissolve consented to by partners holding 50% of the percentage interests of the limited partners (including interests held by us);

        o on or after January 1, 2056, on election by us, in our sole and absolute discretion;

        o the entry of a decree of judicial dissolution of the Operating Partnership under the provisions of the Delaware Revised Uniform Limited Partnership Act;

        o the sale of all or substantially all of the Operating Partnership's assets and properties; or

        o the entry of a final non-appealable judgment by a court of competent jurisdiction that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under federal or state bankruptcy or insolvency laws, except that, in either of these cases, the remaining limited partners vote to continue the Operating Partnership and substitute a new general partner.


        Upon dissolution, we, as general partner, or any liquidator will proceed to liquidate the assets of the Operating Partnership and apply the proceeds from the liquidation in the order of priority provided in the Partnership Agreement.

           COMPARISON OF OWNERSHIP OF CLASS C UNITS AND COMMON STOCK

        The information below highlights a number of the significant differences and similarities between the Operating Partnership and us relating to, among other things, form of organization, investment objectives, policies and restrictions, asset diversification, capitalization, management structure, duties, liability, exculpation and indemnification of the general partner and the directors and investor voting and other rights. These comparisons are intended to assist you in understanding how your investment will be changed if you redeem your Class C Units and we exercise our right to assume the Operating Partnership's obligation with respect to the redemption and to acquire the Class C Units in exchange for shares of common stock. See "Redemption of Class C Units" for a description of your right to have your Class C Units redeemed and our right to redeem the Class C Units for shares of common stock instead of cash. The discussion below is only a summary of these matters, and you should carefully review the balance of this prospectus for additional important information.

                       Form of Organization and Purposes

                           The Operating Partnership

        The Operating Partnership is a limited partnership organized under the laws of the State of Delaware. The Operating Partnership owns interests primarily in Class A office properties in the Tri-State Area. See "Reckson and the Operating Partnership" for further information about the Operating Partnership's assets. The Operating Partnership may also invest in other types of real estate and in any geographic areas that we deem appropriate. We conduct the business of the Operating Partnership in a manner intended to permit us to be classified as a REIT under the Code.

                                    Reckson

        We are a Maryland corporation. Although we currently intend to continue to qualify as a REIT under the Code and to operate as a self-administered and self-managed REIT, we are not under any contractual obligation to continue to qualify as a REIT and we may discontinue this qualification or mode of operation in the future. Although we have no intention of ceasing to qualify as a REIT, some other real estate companies that previously operated as REITs have chosen to cease to qualify as REITs. Except as otherwise permitted in the Partnership Agreement, we are obligated to conduct our activities through the Operating Partnership. We are the sole general partner of the Operating Partnership.

                             Nature of Investment

                           The Operating Partnership

        The units constitute equity interests entitling each limited partner in the Operating Partnership to his or her proportionate share of cash distributions made to the limited partners in the Operating Partnership, consistent with the class preferences provided for in the Partnership Agreement. The Class C Units entitle holders to a cash distribution for any quarterly period equal to the product of the distribution payable on the Operating Partnership's common units for the corresponding quarterly period times 1.0984. See "Description of the Class C Units and the Operating Partnership--Distributions with Respect to Units" for further information about distributions with respect to the Class C Units.

        The units entitle their holders to participate in the growth and income of the Operating Partnership. The Partnership Agreement grants us discretion to determine the frequency and amount of distributions by the Operating Partnership. The Operating Partnership and therefore we generally expect to retain and reinvest proceeds of any sale of property and refinancings, except in some limited circumstances. Thus, limited partners in the Operating Partnership will not be able to realize upon their investments through distributions of sale and refinancing proceeds. Instead, limited partners will be able to realize upon their investments primarily by redeeming units and, if we issue shares of common stock in exchange for redeemed units, by subsequently selling our common stock.

                                    Reckson

        The shares of common stock constitute equity interests in Reckson. We are entitled to receive our proportionate share of distributions made by the Operating Partnership with respect to common units owned by us. Each holder of our shares of common stock is entitled to his or her proportionate share of any dividends or distributions paid with respect to those shares of common stock, and these distributions will generally match distributions made in respect of common units. The dividends payable to holders of shares of common stock are not fixed in amount and are only paid if, when and as authorized by our Board of Directors and declared by us out of assets legally available to pay dividends. If any preferred stock is at the time outstanding, dividends on the shares of common stock and other distributions, including purchases by us of shares of common stock, may be made only if full cumulative dividends have been declared and paid on the outstanding preferred stock or set aside for payment and there are no arrearages in any mandatory sinking fund on outstanding preferred stock. To qualify as a REIT, we must distribute to our stockholders at least 90% of our taxable income excluding capital gains, and corporate income tax will apply to any taxable income including capital gains not distributed.

                             Length of Investment

                           The Operating Partnership

        The Operating Partnership has a stated term expiring on December 31, 2095, unless dissolved sooner pursuant to the terms of the Partnership Agreement. The Operating Partnership has no specific plans for disposition of its assets. To the extent that the Operating Partnership sells or refinances its assets, the net proceeds from the sale or refinancing generally will be retained by the Operating Partnership for working capital and new investments rather than being distributed to its partners. The Operating Partnership constitutes a vehicle for taking advantage of future investment opportunities that may be available in the real estate market.

        Holders of Class C Units in the Operating Partnership are entitled to exercise the right to have their units redeemed either for shares of common stock or for cash, at our option.

                                    Reckson

        We have a perpetual term and intend to continue our operations for an indefinite time period. Under the MGCL, our dissolution must be approved at any meeting of stockholders called for that purpose by the affirmative vote of the holders of not less than two-thirds of all the votes entitled to be cast on the matter. We have an indirect interest in the properties and related service businesses owned by the Operating Partnership. Our stockholders are expected to realize liquidity of their investments by the trading of our common stock on the New York Stock Exchange.

                                   Liquidity

                            The Operating Partnership

        The units are not registered under the Securities Act or any state securities laws and therefore may not be sold, pledged, hypothecated or otherwise transferred unless first registered under the Securities Act and any applicable state securities laws, or unless an exemption from registration is available. Units also may not be sold or otherwise transferred unless the other transfer restrictions discussed below have been satisfied. We and the Operating Partnership do not intend to register the units under the Securities Act or any state securities laws.

        Limited partners in the Operating Partnership may generally transfer any of their rights as limited partners without our consent. However, we may prohibit any transfer if such transfer would violate any federal or state securities laws. A transferee of units has no right to become a substituted limited partner without our consent, which we may withhold in our sole and absolute discretion.

        Holders of Class C Units have the right to elect to have their units redeemed by the Operating Partnership. Upon redemption of Class C Units, a holder will receive cash or, at our election, shares of common stock in exchange for the redeemed units.

                                    Reckson


        Any common stock issued in exchange for redeemed Class C Units will be registered under the Securities Act and be freely transferable, as long as the stockholder complies with the ownership limits in our charter and is not an affiliate of ours. Our common stock is currently listed on the New York Stock Exchange under the ticker symbol "RA" and has been so listed by us since our IPO in 1995. The future breadth and strength of this secondary market will depend, among other things, upon the number of shares of common stock outstanding, our financial results and prospects, the general interest in us and other's real estate investments, and our dividend yield compared to that of other debt and equity securities.


                         Potential Dilution of Rights

                           The Operating Partnership

        We, as general partner of the Operating Partnership, are authorized, in our sole discretion and without limited partner approval, to cause the Operating Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to us, the limited partners or other persons on terms established by us.

        The interests with respect to cash available for distribution of the limited partners in the Operating Partnership may be diluted if we, in our sole discretion, cause the Operating Partnership to issue additional units or other equity securities.

                                     Reckson

        Our Board of Directors may, in its discretion, authorize the issuance of additional shares of common stock and other equity securities of Reckson, including one or more classes or series of common or preferred stock, with the voting rights, dividend rates, preferences, subordinations, conversion or redemption prices or rights, maturity dates, distribution, exchange or liquidation rights or other rights that the Board of Directors may specify at the time. The issuance of additional shares of common stock or other similar equity securities may result in the dilution of the interests of the stockholders. Under our charter, holders of shares of common stock do not have any preemptive rights to subscribe to any of our securities.

                              Management Control

                           The Operating Partnership


        All management powers over the business and affairs of the Operating Partnership are vested in us as the general partner of the Operating Partnership, and no limited partner of the Operating Partnership has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership, except as described under "Description of the Class C Units and the Operating Partnership--Borrowing by the Operating Partnership" and "--Sales of Assets." We may not be removed as general partner by the limited partners with or without cause.


                                    Reckson

        Our Board of Directors has exclusive control over the management of our business and affairs, limited only by express restrictions on the Board's control in our charter and bylaws, the Partnership Agreement and applicable law. At each annual meeting of our stockholders, all directors are elected. The policies adopted by the Board of Directors may be altered or eliminated without a vote of the stockholders. Accordingly, except for their vote in the elections of directors, stockholders have no control over our ordinary business policies.

        Because our Board of Directors is elected each year by our stockholders at our annual meeting, the stockholders have greater control over our management than the limited partners have over the Operating Partnership.

                    Duties of General Partner and Directors

                           The Operating Partnership

        Under Delaware law, we, as the general partner of the Operating Partnership, are accountable to the Operating Partnership as a fiduciary and, consequently, are required to exercise good faith and integrity in all of our dealings with respect to partnership affairs. However, under the Partnership Agreement, we are expressly under no obligation to consider the separate interests of the limited partners in deciding whether to cause the Operating Partnership to take or decline to take any actions, and we are not liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by limited partners as a result of our decisions, provided that we have acted in good faith.

                                    Reckson

        Under the MGCL, directors of a Maryland corporation are required to perform their duties in good faith, in a manner that they reasonably believe to be in the best interests of the corporation and with the care of an ordinarily prudent person in a like position under similar circumstances. The MGCL presumes that a director's standard of care has been satisfied.

                   Management Liability and Indemnification

                           The Operating Partnership

        As a matter of Delaware law, the general partner has liability for the payment of the obligations and debts of the Operating Partnership unless limitations upon this liability are stated in the document or instrument evidencing the obligation. Under the Partnership Agreement, the Operating Partnership has agreed to indemnify us and (i) our directors, officers, stockholders, employees and agents, (ii) officers, employees, representatives and agents of the Operating Partnership, (iii) any person made a party to a proceeding by reason of its liabilities for indebtedness of the Operating Partnership or any of its subsidiaries, and (iv) any other persons that we may from time to time designate against any and all losses, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts incurred by an indemnified person in connection with any claims, demands, actions or proceedings and related to the operations of the Operating Partnership or us, except to the extent such indemnitee acted in bad faith, or with gross negligence or willful misconduct.

        The reasonable expenses incurred by an indemnified party may be advanced by the Operating Partnership before the final disposition of the proceeding upon receipt by the Operating Partnership of an undertaking by the indemnified person to repay the amount if it is determined that this standard was not met.

                                    Reckson

        The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

        Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity.

        Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or
(b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

        The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses, upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met.

        We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements require, among other matters, that we indemnify our executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, we must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under the Company's directors' and officers' liability insurance. Although indemnification agreements offer substantially the same scope of coverage afforded the bylaws, they provide greater assurance to directors and executive officers that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights they provide.

                            Liability of Investors

                           The Operating Partnership

        Under the Partnership Agreement and applicable state law, the liability of the limited partners for the Operating Partnership's debts and obligations generally is limited to the amount of their investments in the Operating Partnership, together with their interest in the Operating Partnership's undistributed income, if any.

                                    Reckson

        Under the MGCL, stockholders are not personally liable for our obligations. The shares of common stock, upon issuance, will be fully paid and nonassessable.

        Thus, the limited partners in the Operating Partnership and our stockholders have substantially the same limited personal liability.

                                 Voting Rights

                           The Operating Partnership

        Under the Partnership Agreement, limited partners have the right to vote on any proposed action of the general partner that would contravene any express prohibition or limitation in the Partnership Agreement, and any action of this kind requires the consent of holders of a majority of the percentage interests held by limited partners (including interests held by us) or such other percentage as specifically set forth in the Partnership Agreement. The limited partners have the right to vote on any proposed sale, exchange, transfer or disposal of all or substantially all of the assets of the Operating Partnership. In addition, the limited partners have the right to propose amendments to the Partnership Agreement.

        Any amendment that requires the approval of the limited partners may be approved by a majority of the limited partners, except that any amendment that would convert a limited partner's interest in the Operating Partnership into a general partnership interest, modify the limited liability of a limited partner in a manner adverse to such limited partner, alter or modify the redemption right in a manner adverse to a limited partner, change specified provisions in the Partnership Agreement with respect to distributions and allocations, cause the termination of the Operating Partnership prior to the time set forth in the Partnership Agreement, or amend the section giving limited partners these rights, must be approved by each limited partner adversely affected by the amendment.

        In addition, except with the consent of a majority of the limited partners, excluding us, we may not amend Section 4.2.A, which authorizes issuance of additional limited partnership interests; Section 7.5, which prohibits us from conducting any business other than in connection with the ownership of interests in the Operating Partnership; Section 7.6, which limits the Operating Partnership's ability to enter into transactions with affiliates;
Section 11.2, which limits our ability to transfer our interests in the Operating Partnership; and Section 14.2, which establishes the rules governing meetings of partners.

        In addition, some series of preferred units have special voting rights that require their consent for actions that would adversely affect their preferences.

                                    Reckson


        Our business and affairs are managed under the direction of the Board of Directors, which currently consists of eight members. We had 80,881,679 shares of common stock issued and outstanding as of January 3, 2005.


        Our Board of Directors has the power, however, to create additional classes of shares of parity and junior stock, increase the authorized number of shares of parity and junior stock, and issue additional series of shares of parity and junior stock without the consent of any holder of preferred stock.

             Amendment of the Partnership Agreement or the Charter

                           The Operating Partnership


        We generally have the power, without the consent of any limited partners, to amend the Partnership Agreement as may be required to reflect any changes that we deem necessary or appropriate in our sole discretion, provided that the amendment does not adversely affect or eliminate any right granted to a limited partner that is protected by specified special voting provisions. See "Description of the Class C Units and the Operating Partnership--Amendment of the Partnership Agreement" for further information about our power to amend the Partnership Agreement and the limits on that power.


                                    Reckson


        Generally, amendments to our charter require the vote of holders of two-thirds of all votes entitled to be cast on the matter (assuming a quorum is present).


                           Review of Investor Lists

                           The Operating Partnership

        Under the Partnership Agreement, a limited partner in the Operating Partnership, upon written demand with a statement of the purpose of the demand and at the limited partner's expense, is entitled to obtain a current list of the name and last known business, residence or mailing address of each limited partner of the Operating Partnership.

                                    Reckson

        Under the MGCL, one or more stockholders holding of record for at least six months at least 5% of the outstanding stock of any class may, upon written request, inspect and copy during usual business hours the stock ledger of the company or, if the company does not maintain an original or duplicate stock ledger at its principal office, obtain a verified list of stockholders, stating their names and addresses and the number of shares of each class held by each stockholder.

        Thus, the limited partners in the Operating Partnership and our stockholders have similar rights to inspect and, at their own expense, make copies of investor lists, with some limitations.

                          Review of Books and Records

                           The Operating Partnership

        Under the Partnership Agreement, a limited partner in the Operating Partnership, upon written demand with a statement of the purpose of the demand and at the limited partner's expense, is entitled to obtain a copy of the Operating Partnership's federal, state and local income tax returns, to obtain a copy of the most recent annual and quarterly reports filed by us with the Commission and to obtain some other records and information as provided in the Partnership Agreement. Limited partners in the Operating Partnership do not have any right to inspect the books of the Operating Partnership.

                                    Reckson

        Under the MGCL, any stockholder or his agent may inspect and copy during normal business hours the following documents: bylaws; minutes of the proceedings of stockholders; annual statements of affairs; and voting trust agreements on file at the corporation's principal office and, upon written request, is entitled to a statement showing all stock and securities issued by the corporation during a specified period of not more than 12 months before the date of the request.

        In addition, one or more stockholders holding of record at least 5% of the outstanding shares of any class of a corporation may, upon written request, inspect and copy during usual business hours the books of account of the corporation and a verified statement, in reasonable detail, of its assets and liabilities as of a reasonably current date.

                         Issuance of Additional Equity

                           The Operating Partnership

        The Operating Partnership is generally authorized to issue units and other partnership interests, including partnership interests of different series or classes, as determined by us as the general partner in our sole discretion. The Operating Partnership may issue units and other partnership interests to us, as long as these interests are issued in connection with a comparable issuance of our securities and proceeds raised in connection with the issuance of our securities are contributed to the Operating Partnership or the additional units are issued to all partners in proportion to their respective percentage interests. The terms of some series of preferred units limit our ability to issue other series of units ranking prior to them.

                                    Reckson

        Our Board of Directors may authorize the issuance, in its discretion, of additional shares of common stock and other equity securities of Reckson, including one or more classes of common or preferred stock, with the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that the Board of Directors may establish.

        We and the Operating Partnership both have substantial flexibility to raise equity through the sale of additional units, shares of common or preferred stock or other securities to finance the business and affairs of the Operating Partnership.

                             Permitted Investments

                           The Operating Partnership

        The Operating Partnership's purpose is to conduct any business that may be lawfully conducted by a Delaware limited partnership, provided that this business is to be conducted in a manner that permits us to be qualified as a REIT unless we cease to qualify as a REIT for any reason.

        The Operating Partnership is authorized to perform any and all acts for the furtherance of the purposes and business of the Operating Partnership, including making investments, provided that the Operating Partnership may not take, or refrain from taking, any action which, in our judgment as general partner: could adversely affect the ability of the general partner to continue to qualify as a REIT; could subject the general partner to any additional taxes under Section 857 or Section 4981 of the Code; or could violate any law or regulation of any governmental body.

                                    Reckson

        Under our charter, we may engage in any lawful activity permitted by the MGCL. Under the Partnership Agreement, we, as general partner, agree that we will not, directly or indirectly, enter into or conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests in the Operating Partnership and the management of the business of the Operating Partnership, and such activities that are incidental thereto, except with the consent of a majority of the limited partnership interests, including limited partnership interests held by us.

        We and the Operating Partnership may invest in any types of real estate and geographic areas that we deem appropriate. Subject to certain restrictions, the Operating Partnership may perform all acts necessary for the furtherance of the Operating Partnership's business, including diversifying its portfolio to protect the value of its assets or as a prudent hedge against the risk of having too many of its investments limited to a single asset group or in a particular region of the country. We, as general partner of the Operating Partnership, generally may not conduct any business other than the management of the business of the Operating Partnership without the consent of a majority of the limited partnership interests.

                         Other Investment Restrictions

                           The Operating Partnership

        Other than restrictions precluding investments by the Operating Partnership that would adversely affect our qualification as a REIT and restrictions on transactions with affiliates, the Partnership Agreement does not generally restrict the Operating Partnership's authority to make investments, lend Operating Partnership funds or reinvest the Operating Partnership's cash flow and net sale or refinancing proceeds.

                                    Reckson

        Our charter does not restrict our ability to enter into any contract or transaction of any kind, including the purchase or sale of property, with any person, including any of our directors, officers, employees or agents, whether or not any of them has a financial interest in the transaction.

                             SELLING STOCKHOLDERS

        The selling stockholders listed below (which term includes their pledgees, transferees or other successors in interest) received or will receive the shares of common stock offered hereby in an offering exempt from the registration requirements of the Securities Act. The selling stockholders may from time to time offer and sell any or all of the shares of common stock offered by the selling stockholders under this prospectus.

        The following table sets forth certain information with respect to shares of common stock owned by the selling stockholders and covered by this prospectus and any other shares of common stock owned by the selling stockholders. Because the selling stockholders may offer all, some or none of the shares of common stock listed below that are covered by this prospectus, no estimate can be made of the number of shares of common stock that will be offered under this prospectus or the number of shares of common stock that will be owned by the selling stockholders upon completion of the offering by the selling stockholders.


                                                                             Shares of Common
                                    Shares of Common     Shares of Common       Stock Owned
             Name of               Stock Owned Before    Stock Covered by        After the
       Selling Stockholder            the Offering        this Prospectus        Offering(1)
       -------------------            ------------        ---------------        -----------
125 Baylis Road, L.L.C...........        263,340            263,340(2)               0
Robert Heller....................        263,340            263,340(2)               0
Samuel R. Schwartz...............        263,340            263,340(2)               0
Trust F/B/O Esther R. Heller.....        263,340            263,340(2)               0
Frequency Electronics, Inc.......           0               513,259(3)               0
Fairfield Associates LLC.........           0                 1,979(4)               0
Mitchell Wolff...................           0                25,036(5)               0
Joel Hoffman.....................           0                25,036(5)               0
Robert Hodes.....................           0               153,688(6)               0
Robert Hodes and Alfred Moses,
    as Trustees under the Will
    of Robert Hodes..............           0                48,533(6)               0


        Total number of shares offered by the selling stockholders and covered by this prospectus .....982,338

------------------
1 Assumes the sale of all shares of common stock registered hereunder for resale by the selling stockholders, although the selling stockholders are under no obligation to us to sell any shares of common stock registered hereunder.

2 Robert Heller, Samuel R. Schwartz and Trust F/B/O Esther R. Heller are members of 125 Baylis Road, L.L.C. At any time and from time to time, 125 Baylis Road, L.L.C. may transfer shares it owns in the Company to these members.

3 As of January 3, 2005, Frequency Electronics, Inc. was the owner of 513,259 units of limited partnership interest in the Operating Partnership. Upon the tender of such units for redemption, we may elect to issue shares of common stock, which shares of common stock are being offered pursuant to this prospectus.

4 As of January 3, 2005, Fairfield Associates LLC was the owner of 1,979 units of limited partnership interest in the Operating Partnership. Upon the tender of such units for redemption, we may elect to issue shares of common stock, which shares of common stock are being offered pursuant to this prospectus.

5 As of January 3, 2005, each of Mitchell Wolff and Joel Hoffman was the owner of 25,036 units of limited partnership interest in the Operating Partnership. Upon the tender of such units for redemption, we may elect to issue shares of common stock, which shares of common stock are being offered pursuant to this prospectus.

6 As of January 3, 2005, Robert Hodes and Robert Hodes and Alfred Moses, as Trustees under the Will of Robert Hodes were the owners of 153,688 and 48,533 units of limited partnership interest in the Operating Partnership, respectively. Upon the tender of such units for redemption, we may elect to issue shares of common stock, which shares of common stock are being offered pursuant to this prospectus.




                              PLAN OF DISTRIBUTION


        This prospectus relates to (i) the offer and sale from time to time by the selling stockholders of up to 982,338 shares of our common stock and (ii) the possible issuance by us of up to 465,845 shares of our common stock if and to the extent that we elect to issue shares of common stock to holders of up to 465,845 Class C Units, upon the tender of the Class C Units for redemption.

Selling Stockholders

        We have been advised that the selling stockholders (a term that includes their pledgees, transferees and other successors in interest, as described above) may offer shares of common stock from time to time depending on market conditions and other factors, in one or more transactions on the national securities exchanges or over-the-counter markets on which the shares are traded, in negotiated transactions or otherwise, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, without consideration, or by any other legally available means.

        Sales of shares of common stock by the selling stockholders may involve
(i) block transactions in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus, (iii) ordinary brokerage transactions and transactions in which a broker solicits purchasers and (iv) privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with the distribution of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the position they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions.

        The selling stockholders may also enter into option transactions (including call or put option transactions) or other transactions with broker-dealers which require delivery to such broker-dealer of shares offered hereby, which shares such broker-dealer may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also pledge shares to a broker-dealer and, upon a default, such broker-dealer may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also sell the common stock through one or more underwriters on a firm commitment or best-efforts basis (with a supplement or amendment to this prospectus, if necessary). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        Brokers and dealers may receive compensation in the form of concessions or commissions from the selling stockholders and/or purchasers of shares for whom they may act as agent and/or to whom they may sell as principal (which compensation may be in excess of customary commissions). The selling stockholders and any broker or dealer that participates in the distribution of shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares positioned by a broker or dealer may be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders and their respective officers, directors, employees, agents, representatives and affiliates, and each person, if any, that controls a selling stockholder within the meaning of the Securities Act, each other person, if any, subject to liability because of his, her or its connection with a selling stockholder, and each underwriter who participates in an offering of the shares of common stock and any person that controls the underwriter within the meaning of the Securities Act against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

        We have advised the selling stockholders that Regulation M under the Exchange Act may apply to sales of shares and to the activities of the selling stockholders or broker-dealers in connection therewith. Regulation M and other rules and regulations under the Exchange Act, including anti-fraud provisions, may limit when the selling stockholders or broker-dealers may sell or purchase the shares of common stock. The selling stockholder will bear any brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares.

Class C Units

        We will not receive any cash proceeds from the issuance of the common stock to holders of Class C Units upon receiving a notice of redemption. We will acquire one unit from a redeeming partner, in exchange for each share of common stock that we issue. Consequently, with each redemption, our interest in the Operating Partnership will increase.

General

        We will bear all costs, expenses and fees in connection with the registration of the shares of common stock covered by this prospectus.

        Application will be made to list the shares of common stock on the New York Stock Exchange.

                                 LEGAL MATTERS

        The validity of the issuance of the common stock offered hereby will be passed upon by Sidley Austin Brown & Wood LLP, New York, New York. Certain legal matters described under "Material Federal Income Tax Consequences" will be passed upon by Solomon and Weinberg LLP.

                                    EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, have audited the consolidated financial statements and schedule of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following sets forth the estimated expenses payable by the Registrant in connection with the issuance and distribution of the Registrant's securities being registered hereby:


        Securities and Exchange Commission registration fee.......      $5,325
        Printing and engraving expenses...........................       5,000
        Legal fees and expenses...................................      25,000
        Accounting fees and expenses..............................      12,000
        Miscellaneous.............................................       5,000
                                                                       -------
             Total................................................     $52,325



Item 15. Indemnification of Directors and Officers.


        The Maryland General Corporation Law, as amended from time to time (the "MGCL"), permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.


        Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or
(b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

        The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses, upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met.

        We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements require, among other matters, that we indemnify our executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, we must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under the Company's directors' and officers' liability insurance. Although indemnification agreements offer substantially the same scope of coverage afforded the bylaws, they provide greater assurance to directors and executive officers that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights they provide.

Item 16. Exhibits.

       4.1   --   Form of common stock certificate.(1)

         5   --   Opinion of Sidley Austin Brown & Wood LLP as to the legality of the common stock.

         8   --   Opinion of Solomon and Weinberg LLP as to tax matters.(2)


      10.1   --   Amended and Restated Agreement of Limited Partnership of the
                  Operating Partnership.(3)

      10.2   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  A Preferred Units of Limited Partnership Interest.(4)

      10.3   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  B Preferred Units of Limited Partnership Interest.(4)

      10.4   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  C Preferred Units of Limited Partnership Interest.(4)

      10.5   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  D Preferred Units of Limited Partnership Interest.(4)

      10.6   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  B Common Units of Limited Partnership Interest.(5)

      10.7   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  E Preferred Partnership Units of Limited Partnership
                  Interest.(5)

      10.8   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing the
                  Series F Junior Participating Preferred Partnership Units.(6)

      10.9   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing the
                  Series C Common Units of Limited Partnership Interest.(7)

     10.10   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing LTIP
                  Units of Limited Partnership Interest.(8)

     10.11   --   Registration Rights Agreement, dated as of August 7, 2003, between the Company and 1055 Stamford Associates Limited
                  Partnership.(2)


      23.1   --   Consent of Sidley Austin Brown & Wood LLP (included in
                  Exhibit 5).

      23.2   --   Consent of Solomon and Weinberg LLP (included in Exhibit 8).

      23.3   --   Consent of Ernst & Young LLP.


        24   --   Power of attorney(2).

--------------
(1) Previously filed as an exhibit to Registration Statement on Form S-11 (No. 33-84324) and incorporated herein by reference.

(2)   Previously filed as an exhibit to this Registration Statement.

(3) Previously filed as an exhibit to Registration Statement on Form S-11 (No. 333-1280) and incorporated herein by reference.

(4) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Commission on March 1, 1999 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 17, 2000 and incorporated herein by reference.

(6) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 21, 2001 and incorporated herein by reference.

(7) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 13, 2003 and incorporated herein by reference.

(8) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Commission on December 29, 2004 and incorporated herein by reference.


Item 17. Undertakings.

        (a) The Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) (a) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) Each Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of such Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, partners and controlling persons of a Registrant pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer, partner or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, partner or controlling person in connection with the securities being registered, the applicable Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Huntington, State of New York, on February 18, 2005.



                         RECKSON ASSOCIATES REALTY CORP.


                         By:        /s/ Scott H. Rechler

                                -----------------------------
                                Scott H. Rechler
                                Chairman of the Board, Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


             Signature                          Title                                  Date
             ---------                          -----                                  ----

   /s/ Scott H. Rechler             Chairman of the Board, Chief Executive       February 18, 2005
----------------------------                Officer and President
       Scott H. Rechler

                                      Executive Vice President, Treasurer and
       Michael Maturo*              Chief Financial Officer (Principal Financial
----------------------------        Officer and Principal Accounting Officer)
          Michael Maturo


       Ronald Menaker*                         Director
----------------------------
       Ronald Menaker


----------------------------                   Director
       Peter Quick


       Lewis S. Ranieri*                       Director
----------------------------
       Lewis S. Ranieri


----------------------------                   Director
       Douglas Crocker III


       Stanley Steinberg*                      Director
----------------------------
       Stanley Steinberg


       Elizabeth McCaul*                       Director
----------------------------
       Elizabeth McCaul


       John Ruffle*                            Director
----------------------------
       John Ruffle

*By:  /s/ Scott H. Rechler                                                       February 18, 2005
    ------------------------
       Scott H. Rechler
       Attorney-in-Fact




                                 Exhibit Index
                                 -------------


       4.1   --   Form of common stock certificate.(1)

         5   --   Opinion of Sidley Austin Brown & Wood LLP as to the legality of the common stock.

         8   --   Opinion of Solomon and Weinberg LLP as to tax matters.(2)

      10.1   --   Amended and Restated Agreement of Limited Partnership of the
                  Operating Partnership.(3)

      10.2   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  A Preferred Units of Limited Partnership Interest.(4)

      10.3   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  B Preferred Units of Limited Partnership Interest.(4)

      10.4   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  C Preferred Units of Limited Partnership Interest.(4)

      10.5   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  D Preferred Units of Limited Partnership Interest.(4)

      10.6   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  B Common Units of Limited Partnership Interest.(5)

      10.7   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing Series
                  E Preferred Partnership Units of Limited Partnership
                  Interest.(5)

      10.8   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing the
                  Series F Junior Participating Preferred Partnership Units.(6)

      10.9   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing the
                  Series C Common Units of Limited Partnership Interest.(7)

     10.10   --   Supplement to the Amended and Restated Agreement of Limited
                  Partnership of the Operating Partnership Establishing LTIP
                  Units of Limited Partnership Interest.(8)

     10.11   --   Registration Rights Agreement, dated as of August 7, 2003, between the Company and 1055 Stamford Associates Limited
                  Partnership.(2)


      23.1   --   Consent of Sidley Austin Brown & Wood LLP (included in
                  Exhibit 5).

      23.2   --   Consent of Solomon and Weinberg LLP (included in Exhibit 8).

      23.3   --   Consent of Ernst & Young LLP.


        24   --   Power of attorney(2).

--------------
(1) Previously filed as an exhibit to Registration Statement on Form S-11 (No. 33-84324) and incorporated herein by reference.

(2)   Previously filed as an exhibit to this Registration Statement.

(3) Previously filed as an exhibit to Registration Statement on Form S-11 (No. 333-1280) and incorporated herein by reference.

(4) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Commission on March 1, 1999 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 17, 2000 and incorporated herein by reference.

(6) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 21, 2001 and incorporated herein by reference.

(7) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 13, 2003 and incorporated herein by reference.

(8) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Commission on December 29, 2004 and incorporated herein by reference.